As filed with the Securities and Exchange Commission on February 11, 2005

Registration No. 333-_________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM S-2
REGISTRATION STATEMENT
 Under
The Securities Act of 1933

DIGITAL VIDEO SYSTEMS, INC.
 (Exact name of registrant as specified in its charter)

Delaware		77-0333728
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

430 Cambridge Avenue, Suite 110
Palo Alto, California 94306
(650) 322-8108
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Thomas A. Spanier
Chief Executive Officer
Digital Video Systems, Inc.
430 Cambridge Avenue, Suite 110
Palo Alto, California 94306
(650) 322-8108
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

A. John Murphy, Esq. Debra K. Weiner, Esq. Wickersham & Murphy, P.C. 430 Cambridge Avenue, Suite 100 Palo Alto, CA 94306 (650) 323-6400	Mark A. von Bergen, Esq. David C. Wang, Esq. Holland & Knight, LLP 111 SW Fifth Avenue, Suite 2300 US Bancorp Tower Portland, OR 97204 (503) 243-2300

Approximate date of commencement of the proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Units, each unit consisting of: (2)	1,288,000	$9.00	$11,592,000	$1,364.38
(i) two shares of common stock, and	2,576,000	--	--	--
(ii) one warrant to purchase one share of common stock.	1,288,000	--	--	--
Representative's warrants (3)(4)	112,000	--	--	--
Units issuable upon exercise of the representative's warrants, each consisting of:	112,000	$10.80	$1,209,600	$142.37
(i) two shares of common stock, and	224,000	--	--	--
(ii) one warrant to purchase one share of common stock.	112,000	--	--	--
Common stock issuable upon exercise of the warrants, including warrants underlying the representative's warrants (2)(3)	1,400,000	$6.75	$9,450,000	$1,112.27
Total			$22,251,600	$2,619.02

(1) Estimated solely for purposes of calculating the amount of the registration fee paid pursuant to Rule 457(g) under the Securities Act of 1933, based upon the closing price of the common stock on February 10, 2005 as reported on The Nasdaq SmallCap MarketSM .

(2) Includes 168,000 units which Paulson Investment Company, Inc., the representative of the underwriters, has the option to purchase to cover over-allotments, if any.

(3) Pursuant to Rule 416 under the Securities Act of 1933, there are also being registered hereby such additional indeterminate number of shares as may become issuable pursuant to the anti-dilution provisions of the warrants and the representative's warrants.

(4) In connection with the sale of the units, Digital Video Systems, Inc. will issue to the representative of the underwriters representative's warrants to purchase, in the aggregate, up to 112,000 units.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2005

PROSPECTUS

1,120,000 Units

Each unit consists of two shares and one warrant

DIGITAL VIDEO SYSTEMS, INC.

We are offering 1,120,000 units with this prospectus. Each unit consists of two shares of common stock and a redeemable warrant to purchase one share of common stock. The warrants will only trade as part of a unit for 30 days following the effective date of this prospectus unless the representative of the underwriters determines that separate trading of the warrants should occur earlier. Each warrant will entitle its owner to purchase one share of our common stock for $      per share (150% of the closing price of our stock on the day we price this offering). Each warrant may be exercised at any time after 30 days from the effective date of this prospectus (or the date of separation of the unit, if earlier than 30 days) and thereafter for five years following the effective date of this prospectus unless we have redeemed them. At any time after the last reported sales price per share of our common stock as reported by the principal exchange or trading facility on which our common stock trades equals or exceeds $      (100% of the public offering price of a unit) for five consecutive trading days, we may redeem some or all of the warrants that have not been exercised prior to the redemption date by giving 30 days prior written notice and paying $0.25 per warrant. The terms of the warrants are described in greater detail under the heading "Description of Securities".

Our common stock is traded on the Nasdaq SmallCap Market under the symbol "DVID" ("DVIDD" until March 10, 2005). On February 10, 2005, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $4.50 per share. We intend to file an application to list the units and warrants on the Nasdaq SmallCap Market under the symbols "DVIDU" and "DVDW," respectively.

Investing in the units involves significant risks.

See "Risk Factors" beginning on page 9.

	Per Unit	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds before expenses	$	$

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITY REGULATORS HAVE NOT
APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS
TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.

We have agreed to pay a non-accountable expense allowance to Paulson Investment Company, Inc., the representative of the underwriters, equal to 3% of the gross offering proceeds from the sale of the 1,120,000 units offered hereby (but not including units sold upon exercise of the over allotment option by the underwriters). We have also agreed to issue a warrant to the representative of the underwriters entitling it to purchase 112,000 units, at a per unit price of $     (120% of the public offering price). Other terms of the representatives warrant are described under the heading "Underwriting."

The underwriters may purchase up to an additional 168,000 units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus, to cover over-allotments.

PAULSON INVESTMENT COMPANY, INC.

_____________

The date of this Prospectus is                 , 2005.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective.

___________________

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If any one provides you with different or inconsistent information, you should not rely on it. Information contained on our Web site does not constitute a part of this prospectus. The information in this prospectus may only be accurate as of the date appearing on the cover page of this prospectus, regardless of the time this prospectus is delivered or our common stock is sold.

We are not, and the underwriters are not, making an offer to sell the shares in any jurisdiction where the offer or sale is not permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or the possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable in that jurisdiction.

DVS [logo] ™ is a trademark of DVS Korea Co., Ltd. All other brand names or trademarks appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information you should consider before purchasing our units. Therefore, you should read the prospectus in its entirety, including the risk factors and the selected consolidated financial data appearing elsewhere in this prospectus. References to "we," "us," "our" and "DVS" or the "Company" generally refer to Digital Video Systems, Inc. and our subsidiaries including our principal subsidiary, DVS Korea Co., Ltd. ("DVS Korea" or "DVSK") and our subsidiary in India, DVS Electronics Pvt. Ltd. ("DVSE"), on a consolidated basis. Unless indicated to the contrary, all share and per share information in this prospectus has been retroactively adjusted to reflect a 1-for-10 reverse stock split that was effective February 9, 2005.

We are a technology company that specializes in the development, application and manufacture of digital video and optical disc technologies for digital versatile disc ("DVD") based entertainment products.

Our current products include a range of DVD mechanisms, sub-systems and finished products for the home consumer, portable and automotive entertainment markets. We sell our sub-systems to manufacturers of finished DVD players, recorders and other consumer electronics products which utilize DVD technology. These manufacturers then sell the finished products under their own or private label brands. Their finished products include home DVD players, home theater systems, portable DVD players, home DVD recorders and automotive DVD players. Our finished products are sold under our customers' brand names as well as the DVS brand in India and "Autz" and "Plenio" brand names in the automotive accessory and aftermarket.

During 2003, we began to transition our business from a concentration in the highly competitive home DVD player market in Asia, to a more global model focusing on automotive DVD products as well as home DVD recordable products, and the consumer electronics and content markets in India.

We have identified the automotive DVD market as a major future opportunity for our products and we expect automotive DVD player sales to make a significant contribution to our future revenues. Automotive trade journals estimate that the automotive DVD market will grow to over $6 billion in 2010. We believe that DVS has the opportunity to become one of the leading suppliers of automotive DVD products because of our relationships with our customers and our well-established ability to develop and build robust, high quality DVD products. During 2003, we competed against a number of major international consumer electronics manufacturers and were chosen as a DVD vendor in January 2004 by Visteon Corporation, a Tier 1 automotive parts supplier.

The OEM automotive DVD market is characterized by long sales cycles, intense competition, rigorous vendor qualification requirements with respect to product quality, technical and commercial capabilities and delivery performance. Vendors who can meet rigorous engineering and quality control tests promulgated by Tier 1 automotive parts suppliers are given preferred supplier status known as ISO/TS 16949-202 status. We qualified for ISO/TS 16949-202 status in December 2003 as a vendor of automotive DVD products. Because of the stringent vendor qualification tests and the substantial lead time needed to develop and qualify a new product, there are substantial competitive barriers for vendors trying to enter the automotive accessories market. During the third quarter of 2003, we began delivery of automotive DVD products and are currently under contract to deliver products to Tier 1 original equipment manufacturers ("OEMs") and aftermarket customers.

We believe that home DVD recordable products represent a near-term opportunity. Because of our DVD engineering capabilities, we were one of the earliest suppliers of DVD recordable products to the home consumer electronics market in Asia. We plan to exploit our early market position in the home DVD recordable arena and to continue product engineering with the goal to grow our market share.

We also believe that the consumer electronics market in India represents a unique opportunity for our Indian subsidiary, DVSE. The market for home DVD products is just beginning to develop in India and DVSE has begun to establish a market presence with the DVS brand. Our manufacturing operations in India benefit from import duties, allowing us to price our products competitively. We plan to manufacture complete DVD players for other consumer electronics brands as well as our own, thereby becoming a primary source for the domestic and export markets.

Company Information

DVS is a holding company headquartered in offices located at 430 Cambridge Avenue, Suite 110, Palo Alto, California, 94306. We were organized as a Delaware corporation in 1992. We own 51% of DVS-Korea and 100% of DVSE. We also have a 10% interest in a manufacturing joint venture in Shanghai, China ("SFDT"), along with DVS-Korea, which owns 51%, and the Shanghai Industrial Investment Group, which owns the remaining 39% of SFDT. The telephone number of our principal office is (650) 322-8108. Our website is located at www.dvsystems.com. The information contained on our website is not part of this prospectus.

THE OFFERING
Securities offered

1,120,000 units. Each unit consists of two shares of common stock and one redeemable warrant to purchase one share of common stock.

The shares of common stock and warrants will trade only as a unit for at least 30 days following the effective date of this offering. The representative of the underwriters will then determine when the units separate, after which the shares of common stock and the warrants will each trade separately.

Shares of common stock outstanding after this offering (1)	3,469,799 shares

Warrants:

Number of warrants to be outstanding after this offering	1,120,000 warrants

Exercise Terms

Each warrant entitles its holder to purchase one share of common stock at an exercise price of $      (150% of the closing price of our common stock on the date the unit is priced). The warrants are exercisable at any time after 30 days from the effective date of this prospectus until they expire five years from the effective date of this prospectus, unless they are redeemed earlier.

Redemption

We may redeem some or all of the warrants, at a price of $0.25 per warrant, on 30 days' prior written notice to the holders. We may only redeem the warrants if the closing price for our common stock, as reported on the principal exchange on which our common stock trades, for any five consecutive trading days has equaled or exceeded $      (100% of the public offering price of the units).

Use of Proceeds	We will use at least $2 million of the net proceeds of this offering to purchase common shares in our Korean subsidiary, and the remainder for working capital and other general corporate purposes.

Nasdaq SmallCap Symbols	DVID - Common Stock
DVIDU - Unit (proposed)
DVIDW - Warrant (proposed)

(1) The shares that will be outstanding after the offering will include the shares of common stock included with each unit offered by this prospectus, but will exclude:
  Approximately 147,092 shares of common stock that may be purchased upon exercise of outstanding stock options at a weighted average exercise price of $12.90;
  Approximately 139,557 shares of common stock that are available for future stock option grants under the Company's 2002 Stock Plan and 2002 Directors' Option Plan;
  Approximately 422,386 shares of common stock that may be purchased upon exercise of outstanding stock purchase warrants exercisable at a weighted exercise price of $15.40 per share;
  An aggregate of 2,738,765 shares of preferred stock that are convertible into approximately 273,876 shares of common stock, plus an additional number of shares issuable pursuant to the price anti-dilution provisions of the Series C convertible preferred stock, which is triggered if units issued in this offering are sold at a public offering price below $6.10; and

Unless otherwise specifically stated, information in this prospectus assumes:
  no conversion of preferred stock into common stock;
  no exercise of outstanding options or warrants to purchase shares of common stock;
  no exercise of the warrants included in the units offered hereby; and
  no exercise of the underwriter's over-allotment option or representative's warrants.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data set forth below for the fiscal years ended December 31, 2001, 2002 and 2003, the nine-month transition period ended December 31, 2000 and the selected consolidated balance sheet data at December 31 for each of the years ended 2001, 2002 and 2003 are derived from our audited consolidated financial statements incorporated by reference and were audited by Burr Pilger & Mayer LLP, independent registered public accounting firm. The selected consolidated statement of operations data set forth below for the fiscal year ended March 31, 2000 and the selected consolidated balance sheet data at March 31, 2000 and December 31, 2000 are derived from our consolidated financial statements, which also were audited by Burr Pilger & Mayer LLP. The selected consolidated operating statement data set forth below for the nine months ended September 30, 2003 and 2004 and the selected consolidated balance sheet data at September 30, 2003 and 2004 are derived from our unaudited consolidated financial statements incorporated by reference, and, in the opinion of our management, include all adjustments, consisting principally of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with our audited consolidated financial statements. Our historical results are not necessarily indicative of the results of operations for future periods, and the results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year ended December 31, 2004.

	Year Ended March 31	Nine Months Ended December 31,	Year Ended December 31,			Nine Months Ended September 30,
	2000	2000	2001	2002	2003	2003	2004
	(in thousands, except per share results)
Consolidated Statements of Operations Data:

Net revenue	$ 60,292	$ 73,103	$159,871	$ 157,214	$ 89,133	$ 70,603	$ 69,309
Gross profit	7,783	10,110	14,076	11,285	3,588	5,770	3,878
Operating expenses	9,959	7,862	12,288	13,004	15,729	11,237	13,956
Income (loss) from operations	(2,176)	2,248	1,788	(1,719)	(12,141)	(5,467)	(10,078)
Income (loss) before income taxes and minority interest	1,198	2,226	1,895	(3,982)	(13,093)	(6,533)	(10,936)
Income (loss) before minority interest	1,185	1,850	1,173	(3,949)	(13,289)	(6,305)	(10,396)
Minority interest	324	(702)	(305)	958	4,944	1,811	3,476
Net income (loss)	861	1,148	868	(2,991)	(8,345) )	(4,494)	(7,460)
Per share data:
Net income (loss) per share:
Basic	$ 1.97	$ 2.46	$ 1.63	$ (5.00)	$(11.48)	$ (6.34)	$(7.30)
Diluted	$ 1.97	$ 2.12	$ 1.41	$ (5.00)	$(11.48)	$ (6.34)	$(7.30)
Weighted average shares outstanding:
Basic	436	466	534	598	727	709	1,021
Diluted	436	542	615	598	727	709	1,021

(1) Basic and diluted net income (loss) per common share and basic and diluted weighted average common shares outstanding give retroactive effect to the 1-for-10 reverse stock split of our common stock effected on February 9, 2005.

	March 31,	December 31,				September 30,
	2000	2000	2001	2002	2003	2003	2004
	(in thousands)
Selected Balance Sheets Data:

Cash and cash equivalents	$ 4,259	$ 2,032	$10,145	$12,330	$ 6,444	$8,258	$2,346
Working capital (deficit)	136	2,423	4,996	11,372	1,012	7,534	(4,082)
Total assets	22,975	30,008	45,636	71,427	58,771	67,881	42,672
Total liabilities	17,375	21,537	31,648	48,182	44,720	47,066	35,175
Minority interest	1,086	1,788	4,877	13,434	8,186	12,009	4,894
Total stockholders' equity	5,600	6,683	9,111	9,811	5,865	8,806	2,603

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference herein, including our consolidated financial statements and related notes.

Risks Related to Our Business

We have not recorded an annual operating profit since 2001.

Our last recorded annual profit was for the 2001 fiscal year. Since December 31, 2001, we have incurred cumulative losses of $18.8 million. We cannot assure you that we will achieve profitability in 2005 or thereafter.

We rely upon bank credit facilities which are subject to periodic renewal, at which time they may be maintained, reduced, or withdrawn.

We have credit facilities with five Korean banks that have been reduced from a total borrowing limit of $43.8 million at December 31, 2003 to approximately $20.8 million at September 30, 2004. These reductions are due to the adverse effects of change in the Korean banking environment, coupled with the lenders' concerns over our losses. These credit lines are subject to significant discretion on the part of the lenders. We also have $3.6 million in loans from a bank in China as of September 30, 2004 that are secured by real estate owned by our joint venture in Shanghai and due in July 2005. There is no assurance that the lenders will continue to extend credit facilities at current or any reduced levels. If the banks were to reduce or terminate these credit facilities, it is possible that proceeds of this offering will need to be used to repay outstanding borrowings. Further, such reductions, if any, could significantly impact our working capital and our ability to maintain our operations at current or projected levels.

Our capital resources may not be sufficient to meet our capital requirements.

Since our inception, we have periodically experienced negative cash flow from operations and could experience significant negative cash flow from operations in the future. Our current and future capital requirements are substantial, and, at present, cash generated from operations is not sufficient to meet these requirements. We cannot be sure in the future that cash generated from operations will be sufficient to meet our requirements or that financing will be available at favorable terms when required, or at all. Currently and in recent years, we have experienced significant shortages in our cash flows and have experienced difficulties in funding our operating expenses and paying our creditors. We believe our current capital resources are sufficient to meet anticipated capital requirements over the next two months. This offering is intended to fund DVS' operations in the United States for calendar 2005 and to purchase at least $2 million of common stock of our Korean subsidiary, DVSK. If we are not successful in raising additional capital through this unit offering or another offering, we may not be able to meet our financial obligations to our creditors when they become due and we may have to curtail or cease certain operations.

A recent jury verdict awarding substantial damages against us, as well as other pending litigation, could have a substantial negative effect on our capital and could adversely impact our ability to obtain additional financing.

In 2002, we filed a lawsuit in the Superior Court of California, County of Santa Clara, against our former CEO, Mali Kuo. Our lawsuit included causes of action for breach of fiduciary duties, negligent performance of employment duties and breach of employment contracts. Ms. Kuo filed a cross claim against us seeking compensation she alleged is due to her under her purported employment agreements.

On February 1, 2005, the jury in our lawsuit against Mali Kuo rendered a verdict against us, finding that Ms. Kuo had a series of binding agreements with us and that she was entitled to approximately $2,670,000. On February 4, 2005, the judge entered the verdict, but stayed its enforcement for 70 days. The judge has scheduled a hearing on February 22, 2005 to consider our motions for a new trial, a judgment notwithstanding the verdict ("JNOV") and equitable estoppel. If we are not successful in overturning or substantially reducing the size of this judgment, our capital structure would be severely impacted.

We are also involved in a lawsuit in the Superior Court of California, County of Santa Clara, wherein we are suing to collect approximately $1.97 million due on a promissory note. Another company, which we believe is affiliated with Mali Kuo, has filed a lawsuit in the Superior Court of California, County of Santa Clara, seeking to collect $1.95 million on the same note, which it alleges was assigned to them as consideration for the sale of a Chinese subsidiary company they allegedly sold to us. In addition to trying to collect on the note, the plaintiff is seeking $560,000 in cash it alleges was part of the purchase price. Although we are vigorously pursuing our collection effort in the first lawsuit and believe we have substantial meritorious defenses against the second lawsuit, an adverse result in either case could have a significant negative impact on our capital.

The DVD player industry is highly competitive with few barriers to entry.

Although DVD players were only first introduced commercially in 1997, the market quickly became "commoditized." Today much of the manufacturing is done in China where products can be manufactured on a large-scale, cost-effective basis. As competition has increased, the market for home DVD players has experienced significant declines in both unit prices and margins. Because most of our DVD products are sold in Asia we have experienced a substantial decline in our revenues and have suffered net losses over the past eight quarters.

In response to the commoditization of the home DVD player market, we have refocused our business to DVD products, such as automotive DVDs, that are not as susceptible to price erosion. Although we have had some initial success in selling into these markets, there can be no assurance that our new products will not become susceptible to the same commoditization pressures, we faced with DVD players.

Our growth and future profitability depend upon our ability to successfully develop and commercialize new DVD products, as well as market acceptance of such products.

During the last three years, substantially all of our revenues have been generated by our DVD product line, which is central to our growth strategy. Successful development and commercialization of new DVD products, as well as market acceptance of such products, is essential to our achieving positive gross margins as well as growth and future profitability. While we are currently developing and introducing new products (e.g., automotive DVD products), we cannot assure you that these products will reach the market in a timely manner, satisfactorily address customer needs, be sold in high volume, or generate acceptable margins. In addition, we expect to continue to invest heavily in research and development and engineering during 2005, which will likely adversely impact achievement of near term profitability.

We are exposed to fluctuations in currency exchange rates.

A large portion of our business is conducted outside the United States. Sales of products outside of the United States, primarily in Asia, represented over 90% of our total revenues for the third quarter of 2004 as well as for each of our 2002 and 2003 fiscal years. Although some of our revenue and expenses are transacted in U.S. dollars, we are exposed to currency exchange fluctuations since we transact a significant portion of our business in local currencies. Moreover, most of our expenses in Korea, China and India are paid in local currency, which subjects us to the risks of foreign currency fluctuations between the U.S. dollar and such currencies. As a result, an increase in the value of such currencies in comparison to the U.S. dollar could increase our research and development, sales and marketing and general and administrative expenses, and increase the cost of our products, potentially making them less competitive in international markets.

Our operating results fluctuate significantly, and an unanticipated decline in revenue or earnings may disappoint investors or securities analysts and result in a decline in our stock price.

In addition to the losses incurred in the nine months ended September 30, 2004 and during the year ended December 31, 2003, we have incurred substantial net losses in the past, as recently as, among others, fiscal years ended December 31, 2002, and fiscal years ended March 31, 1999, 1998 and 1997. We also expect to generate losses as we continue our spending on engineering and other personnel in connection with our research and development efforts related to new product development during 2005 and our expansion into the Indian DVD market. Our recent quarterly and annual operating results have fluctuated, and will continue to fluctuate, due to the following factors, all of which are difficult to forecast and many of which are not within our control:

●	market acceptance of our new products, such as automotive DVDs and home DVD recorders;
●	timing of our customers' new product development, which incorporates our products;
●

continued availability of adequate capital under our bank line of credit in Korea or other financial sources to fund our operations, including the purchase of needed components and manufacturing of our products;

●	exchange rate fluctuations;
●	adverse results in pending litigation involving former officers of DVS and DVSK;
●

difficulties in forecasting, planning and management of inventory levels, particularly given our ongoing implementation of our new enterprise resource planning ("ERP") system in Korea, which may trigger further inventory adjustments;

●	the availability, timely delivery and cost of components from our suppliers;
●	fluctuations in manufacturing yields and significant yield losses which may affect our ability to fulfill orders;
●	new product announcements and introduction of competing products by our competitors;
●	pressure to reduce the price at which we sell our products;
●	the rate at which our products become obsolete;
●	unpredictability of changes in demand for, or in the mix of, our products;
●	the gain or loss of significant customers;
●	changes in the channels through which our products are distributed and the timeliness of receipt of distributor resale information;
●	general economic, political and environmental related conditions, such as natural disasters;
●	unanticipated research and development expenses associated with new product introductions;
●	the timing of significant orders and of license and royalty revenue; and
●	the seasonality in our business.

A downturn in the market for consumer products, such as DVD players that incorporate our products, can also harm our operating results. In addition, some of our customers may place orders at or near the end of a quarter. As a result, we may not learn of revenue shortfalls until late in a quarter and may not be able to predict future revenues with accuracy. Additionally, a large portion of our costs consist of salaries for personnel and materials that must be ordered several months in advance. These costs are based in part on our expectations for future revenues and are relatively fixed in the short term. As a result, any revenue shortfall below expectations would likely harm our operating results.

Our business may suffer due to risks associated with international sales and operations.

Sales of products overseas accounted for 99.7%, 98.1%, 99.0%, 99.6% and 92.1% of our revenue in the nine-month transition period ended December 31, 2000, the fiscal years ended December 31, 2001, 2002 and 2003 and nine months ended September 30, 2004, respectively. Because our automotive DVD sales are principally directed at the American market, we expect the percentage of overseas sales to decline as our automotive DVD sales increase. Prior to the introduction of our automotive DVD products in the third quarter of 2003, substantially all of our sales were outside of the United States. Consequently, even if automotive DVD sales increase to represent a higher percentage of our revenues, we still expect to have very significant overseas sales.

Our international business activities are subject to a number of risks, each of which could impose unexpected costs on us that would have an adverse effect on our operating results. These risks include:

●	greater difficulty in ensuring adequacy of our disclosure controls and procedures and internal control over financial reporting with respect to international operations;
●	impact of currency fluctuations for which the Company currently has no hedging activity;
●	difficulties in complying with foreign regulatory requirements and standards;
●	tariffs and other trade barriers relating to cross border transactions;
●	costs and risks associated with local business practices and customs in foreign countries;
●	longer accounts receivable payment cycles from customers located in foreign countries;
●	potentially adverse tax consequences resulting from changes in international tax regulations;
●	limits on repatriation of earnings from our foreign operations; and
●	limited ability to effect quality-control measures associated with our foreign operations.

We have offices and conduct significant operations in South Korea, China and India. We have derived most of our product revenue from Asia during the last three years. Additionally, our major suppliers and assembly subcontractors are all located in Asia. Any kind of economic, political or environmental instability in this region of the world can have a severe negative impact on our operating results due to the large concentration of our production and sales activities in this region. For example, during 1997 and 1998, several Asian countries where we currently do business, such as Japan, Taiwan and South Korea, experienced severe currency fluctuation and economic deflation. If such situations reoccur, it may negatively impact our total revenues and our ability to collect payments from customers in these regions. During such situations, the lack of capital in the financial sectors of these countries can make it difficult for our customers to open letters of credit or other financial instruments that are guaranteed by foreign banks. Finally, the economic situation during such periods may exacerbate a decline in selling prices for our products as our competitors may reduce product prices to generate needed cash.

In addition, we are greatly impacted by the political, economic and military conditions in North Korea and South Korea, Taiwan and China, and India and Pakistan, which are frequently engaged in political disputes. In the past, several of these countries have engaged in military hostilities and still continue to conduct military exercises in or near the other's borders, territorial waters and airspace. Such disputes may continue and even escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. This could severely harm our business by interrupting or delaying production or shipment of our products. Any kind of activity of this nature or even rumors of such activity could severely negatively impact our operations, revenues, operating results and stock price.

We may encounter significant difficulties in understanding local business practices that may require additional expenditures.

As a substantial portion of our operations are located in Asia and subject to foreign laws and regulations, our operations in Asia may be adversely affected by changes in local laws and regulations, such as those relating to employment regulations, accounting practices, taxation, import and export tariffs, environmental regulations, land use rights, and other matters. Local governments may impose new, stricter regulations or interpretations of existing regulations, which would require additional expenditures. Asian economies may also differ in terms of structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, self-sufficiency and rate of inflation, among others. As a result, we may encounter significant difficulties in understanding and addressing local business practices that may require us to incur additional expenses in connection with our international operations.

Because a small number of customers have accounted for, and are likely to continue to account for, a substantial portion of our revenue, our revenue could decline due to the loss of one of these customers.

Products sold to our top five customers accounted for approximately 60% and 56% of our revenue during the year ended December 31, 2003 and the nine month period ended September 30, 2004, respectively. Products sold to our top 10 customers accounted for approximately 88%, 67%, 78% and 73% of our revenue during the fiscal years ended December 31, 2001, 2002, and 2003, and the nine month period ended September 30, 2004, respectively. In the quarter ended September 30, 2004, Beko, Samsung, and Visteon accounted for 16%, 11% and 11% of our revenue, respectively. In the fiscal year ended December 31, 2003, Ellion Digital, Daewoo and Vestel accounted for 20%, 16% and 13% of our revenue, respectively. In the fiscal year ended December 31, 2002, Vestel accounted for 23% of our revenue. In the fiscal year ended December 31, 2001, SIIG, a 39% owner of our Chinese joint venture, accounted for about 37% of our revenue. In the fiscal year ended March 31, 2000, Hyundai accounted for about 36% of our revenue. In the nine-month transition period ended December 31, 2000, Hyundai accounted for about 42% of our revenue. No other customers accounted for more than 10% of our revenues during these periods. We anticipate that our sales may continue to be concentrated in a few major accounts. If we were to lose any of our principal customers or experience any substantial reduction in orders from these customers, our revenues and operating results would suffer.

We may not be able to maintain our listing on the Nasdaq SmallCap Market and if we fail to do so, the price and liquidity of our common stock may decline.

Nasdaq has quantitative and corporate governance maintenance criteria for the continued listing of common stock on the Nasdaq SmallCap Market. The current requirements that may affect our future listing status include (i) having a minimum of $2.5 million in stockholders' equity, and (ii) maintaining a minimum bid price per share of $1.00. On August 19, 2004, we received notification by Nasdaq that because our stockholders' equity at June 30, 2004 was $2.0 million, we did not the meet the requirement of a minimum of $2.5 million in stockholders' equity for continued listing on the Nasdaq SmallCap Market under Marketplace Rule 4310-(c)(2)(B). Subsequently, we raised additional capital to regain compliance with the $2.5 million minimum stockholders' equity requirement. On August 19, 2004, we received notification by Nasdaq that for 30 consecutive trading days, the price of our common stock closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310 (c)(4). In order to regain compliance with Marketplace Rule 4310(c)(8)(D), the bid price of our common stock must close at or above $1.00 per share or more for a minimum of 10 consecutive trading days prior to February 23, 2005. Pursuant to board and stockholder approval, effective February 9, 2005, each 10 shares of our common stock was combined into one share, and our common stock began trading on a reverse stock split basis on that date.

There can be no assurance that we will be able to comply with the quantitative and corporate governance maintenance criteria or any of the other Nasdaq SmallCap Market's rules in the future. If we are delisted, it could have a material adverse effect on the market price of, and the liquidity of the trading market for, our common stock.

The dynamic nature of our business continues to place a significant strain on our management systems and resources, and if we fail to effectively manage the changes in our products, markets and supply chain, our ability to market and sell our products and develop new products may be harmed.

Our business is experiencing rapid change which has strained our internal systems and will require us to develop or adopt more sophisticated information management systems in order to manage the business effectively. Although we have implemented an enterprise resource planning ("ERP") system, there is no guarantee that this system and any new systems implemented in the future will be adequate to address the rapid changes in sales volume, product mix, regional mix and supply chain which we anticipate, or that management will be able to foresee in a timely manner other infrastructure needs before they arise. In addition, we have in the past and may in the future experience problems with the ERP system, which problems may lead to inventory management issues. Our success depends on the ability of our executive officers to effectively manage in this rapidly changing environment. If we are unable to manage our growth effectively, our results of operations will be seriously harmed.

We may require additional capital in order to bring new products to market, and the issuance of new equity securities will dilute your investment in our common stock.

To permit the growth of our business operations in the future, we will need to bring new products to market, which will likely require significant working capital. We have established credit facilities with certain Korean banks with a total borrowing limit of about $20.8 million as of September 30, 2004. We have also formed alliances with state-run businesses in China, which have committed to substantial amounts of trade credit and financing for production in China under certain terms. However, there is no assurance that these credit facilities will always be available. Although we believe that the proceeds of this offering will meet our capital needs for at least the next twelve months, we cannot assure you that any future equity financing will be available on terms acceptable to us, if at all. In addition, if we issue shares of our common stock, our shareholders will experience dilution with respect to their investment.

We depend on a limited number of foreign suppliers to manufacture certain key components, and these manufacturers may not be able to satisfy our requirements, which could cause our revenues to decline.

We currently buy certain key components, including optical pick-ups, motors, central processing units and certain other integrated circuits from a limited number of suppliers including Zoran, Mediatech, Philips and Hitachi. We anticipate that these suppliers will manufacture sufficient quantities of these key components to meet our production requirements. If these suppliers fail to satisfy our requirements on a timely basis and at competitive prices, we could suffer manufacturing delays, a possible loss of revenues or higher than anticipated costs of revenues, any of which could seriously harm our operating results. Any constraints on worldwide manufacturing capacity of these key components may affect our ability to obtain adequate supplies from these manufacturers. Although our on-going relationships with our key suppliers are material in the aggregate, we do not have any specific agreement with any supplier that is material to our business. We purchase materials from suppliers on an as-needed basis through individual purchase orders, none of which is material to our business or results of operations. In certain instances, we have failed to meet the demand for our products or the scheduled shipment dates due to our inability to obtain a sufficient supply of certain key components from our suppliers. The suppliers with whom we are currently working, together with any additional suppliers, may not be willing or able to satisfy all of our manufacturing requirements on a timely basis at favorable prices. In addition, we have encountered delays in qualifying new products and increasing new product production and could experience these delays in the future. We are also subject to the risks of service disruptions, raw material shortages and price increases by our suppliers. Such disruptions, shortages and price increases could seriously harm our operating results.

If we or our suppliers fail to achieve acceptable manufacturing yields, we will experience higher costs of revenues and reduced product availability.

The fabrication of our products requires certain components produced in a highly controlled and clean environment. Companies that supply our components sometimes have experienced problems achieving acceptable manufacturing yields. Low yields may result from marginal design or manufacturing process drift. Yield problems may not be identified until the components are well into the production process, which often makes them difficult, time consuming and costly to correct. Furthermore, we rely on overseas suppliers of certain key components, which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If our suppliers fail to achieve acceptable manufacturing yields, we will experience higher costs of revenues and reduced product availability, which would harm our operating results.

If our suppliers discontinue the manufacturing processes or lines needed to meet our demands, or fail to upgrade the technologies needed to manufacture our products, we may face production delays and lower revenues.

Our products' requirements may represent a small portion of the total production of the suppliers that manufacture our components. As a result, we are subject to the risk that a supplier may cease production on an older or lower- volume manufacturing process that it uses to produce our parts. Additionally, we cannot be certain our suppliers will continue to devote resources to advance the production technologies on which the manufacturing of our parts is based. Each of these events could increase our costs and harm our ability to deliver our products on time.

Our operating expenses are relatively fixed, and we order materials in advance of anticipated customer demand; therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.

Our operating expenses are relatively fixed, and we therefore have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if our revenues do not meet our revenue projections. We may experience revenue shortfalls for many reasons, including those listed below:

●	significant pricing pressures that occur due to competition, over-supply, or other reasons;
●

shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers which, in turn, harm our ability to meet our sales obligations; and

●	the reduction, rescheduling or cancellation of customer orders.

In addition, we typically plan our production and inventory levels based on customers' advance orders, commitments or forecasts, as well as our internal assessment and forecasts of customer demand, which are highly unpredictable and can fluctuate substantially, especially if competition becomes more intense or the demand is reduced due to seasonal or other factors. From time to time, in response to anticipated long lead times to obtain inventory and materials from our suppliers, we may order materials in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize.

Because our products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of revenues.

It usually requires a number of months to achieve volume shipments after we first contact a customer. Often, we first work with customers to develop the basic product, which may take months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, over a period which typically lasts months or longer. As a result, a significant period of time may elapse between the time we incur expenses from our research and development efforts and our realization of revenue, if any, from volume purchasing of our products by our customers.

We face intense competition from companies with significantly greater financial, technical and marketing resources that could adversely affect our ability to maintain or increase sales of our products.

We compete with major international electronics companies, many of which have substantially greater financial, technical, marketing, distribution and other resources than we do. Many of our competitors have their own facilities for the production of semiconductor components and have been active in increasing their market shares and their capacity for the production of competing products. Our DVD products presently account for substantially all of our revenues. Our competitors or potential competitors include Hitachi, Toshiba, Sony, Pioneer, Teac, Sanyo, Samsung, Philips, LG and many others. Some of our competitors or potential competitors are also suppliers of key components for some of our products. In these cases, our competitors may have divisions making competing DVD products that have access to some of our proprietary information through the divisions supplying components to us, or exert influence on the parts supplying divisions in ways that may adversely affect our parts supply. These actions would adversely affect our competitiveness and sales. Competition may also come from alternative technologies being developed by these companies.

Our markets are subject to rapid technological change and, therefore, our success depends on our ability to develop and introduce new products.

The markets for our products are characterized by:

●	rapidly changing technologies;
●	evolving and competing industry standards;
●	changing customer needs and expectations;
●	frequent new product introductions and enhancements;
●	increased integration with other functions; and
●	rapid product obsolescence.

To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. In addition, we must have our products designed into our customers' future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs. In addition, DVD products involve continually evolving industry standards. Our ability to effectively compete will depend on our ability to identify and ensure compliance with these industry standards. As a result, we could be required to invest significant time and effort and incur significant expense to redesign our products and ensure compliance with relevant standards. We cannot assure you that we will be able to identify new product opportunities successfully, develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by our competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. Failure in any of these areas could harm our operating results.

Our future success depends in part on the continued service of our key design engineering, sales, marketing and executive personnel and our ability to identify, recruit and retain additional personnel.

We are highly dependent on our principal management and engineering staff. There is intense competition for qualified personnel in our industry, in particular the highly skilled technical personnel involved in the development of DVD technologies and the production of DVD products. Competition is especially intense in South Korea, where our DVD products are designed and where much of our initial "pilot" manufacturing takes place and in Silicon Valley, where our corporate headquarters are located. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Our business is expected to place increased demands on our resources and will likely require the addition of new management and engineering personnel and the development of additional expertise by existing management personnel. The failure to recruit and retain key technical and management personnel could harm our business.

Our ability to compete successfully will depend, in part, on our ability to protect our intellectual property rights, and we may be unable to do so.

We rely on a combination of patent, trade secrets, copyright and mask work production laws and rights, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Policing unauthorized use of our products, however, is difficult, especially in foreign countries, such as China, South Korea and India, where the laws may not protect our proprietary rights as fully as in the United States. Litigation may continue to be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation.

We have acquired ownership or license to a number of patents or patent applications related to our products. However, we cannot assure you that any pending patent application will be granted, or that such patents will provide adequate protection for our intellectual property. Since our competitors may design around our patents or otherwise independently develop competing technology, our operating results would be seriously harmed by the failure to protect our intellectual property.

If we are accused of infringing the intellectual property rights of other parties, we may become subject to time-consuming and costly litigation. If we lose such litigation, we could suffer a significant impact on our business and be forced to pay damages.

Third parties may assert that our products infringe their proprietary rights, or may assert claims for indemnification resulting from infringement claims against us. Any such claims may cause us to delay or cancel shipment of our products or pay damages, which could seriously harm our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, we could incur significant costs in defending against such claims. In addition, we receive from time to time letters or communications from other companies stating that such companies have patent rights relating to our products. Any legal finding that we infringe the patent of another company would have a significantly negative effect on our operating results. Furthermore, if such a finding were made, there can be no assurance that we could license the other company's technology on commercially reasonable terms or that we could successfully operate without such technology. Moreover, if we are found to infringe, we could be required to pay damages to the owner of the protected technology and could be prohibited from making, using or selling any products that infringe the protected technology. In addition, the management attention consumed by and legal cost associated with any litigation could have a negative effect on our operating results. During the course of lawsuits there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our stock. Whether or not we are successful in any litigation, we expect the litigation to consume substantial amounts of our financial and managerial resources. Further, because of the substantial amount of discovery required in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure.

General economic conditions may reduce our revenues and harm our business.

We have become increasingly subject to the risks arising from adverse changes in domestic and global economic conditions. DVD players are to some extent a discretionary item (particularly with respect to automotive DVD players) that consumers may forgo purchasing in difficult economic times. The impact of any slowdown on us is difficult to predict, but it may result in reductions in purchases of products by our end-user customers, longer sales cycles and increased price competition. As a result, we might fall short of our revenue expectations for any given quarter or for the entire year in which a slowdown takes place.

We do not have long-term contracts with our customers, and the loss of a major customer could seriously harm our business.

We do not typically enter into long-term contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. An early termination by one of our major customers would harm our financial results, as it is unlikely that we would be able to rapidly replace that revenue source.

Our backlog may not result in future revenue, which would seriously harm our business.

Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenue, could harm our business.

If we are unable to increase our manufacturing capacity, we may not achieve our planned growth.

In order to grow, we may need to increase our present manufacturing capacity. Events that we have not foreseen could arise which would limit our manufacturing capacity or our ability to outsource manufacturing. In addition, if we cannot satisfactorily increase our manufacturing capacity, our ability to grow will be severely impaired and this may harm our operating results.

Our financing requirements will increase in order to obtain additional manufacturing capacity in the future.

To obtain additional manufacturing capacity, we may be required to make deposits, purchase, equipment lease or build new facilities, obtain loans, enter into joint ventures, seek equity investments or enter into technology licenses in or with other companies. These transactions could involve a commitment of substantial amounts of our capital and require making available technology licenses in return for production capacity. We may be required to seek additional debt or equity financing if we need substantial capital in order to secure this capacity and we cannot assure you that we will be able to obtain such financing on terms acceptable to us, if at all.

Risks Related to Investment in Our Securities

The price of our common stock is likely to be volatile.

Our stock price has been extremely volatile in recent years. Since January 1, 2001, our stock has closed at prices ranging from a high of $62.30 on December 11, 2001 to a low of $4.00 on October 12, 2004. If our revenues do not grow or grow more slowly than we anticipate, or if operating or capital expenditures exceed our expectations or cannot be adjusted accordingly, the market price of our common stock could be materially and adversely affected. In addition, the market price of our common stock has been in the past and could in the future be materially and adversely affected for reasons unrelated to our specific business or results of operations. General market price declines or volatility in the future could adversely affect the price of our common stock. In addition, short-term trading strategies of certain investors can also have a significant effect on the price of our stock.

We may not be able to maintain our listing on the Nasdaq SmallCap Market and if we fail to do so, the price and liquidity of our common stock may decline.

Nasdaq has quantitative and corporate governance maintenance criteria for the continued listing of common stock on the Nasdaq SmallCap Market. The current requirements that may affect our future listing status include (i) having a minimum of $2.5 million in stockholders' equity, and (ii) maintaining a minimum bid price per share of $1.00. On August 19, 2004, we received notification by Nasdaq that because our stockholders' equity at June 30, 2004 was $2.0 million, we did not the meet the requirement of a minimum of $2.5 million in stockholders' equity for continued listing on the Nasdaq SmallCap Market under Marketplace Rule 4310-(c)(2)(B). Subsequently, we raised additional capital to regain compliance with the $2.5 million minimum stockholders' equity requirement. On August 19, 2004, we received notification by Nasdaq that for 30 consecutive trading days, the price of our common stock closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310 (c)(4). In order to regain compliance with Marketplace Rule 4310(c)(8)(D), the bid price of our common stock must close at or above $1.00 per share or more for a minimum of 10 consecutive trading days prior to February 23, 2005. Pursuant to board and stockholder approval, effective February 9, 2005, each 10 shares of our common stock was combined into one share, and our common stock began trading on a reverse stock split basis on that date.

There can be no assurance that we will be able to comply with the quantitative and corporate governance maintenance criteria or any of the other Nasdaq SmallCap Market's rules in the future. If we are delisted, it could have a material adverse effect on the market price of, and the liquidity of the trading market for, our common stock.

The exercise of warrants or options may depress our stock price.

There are a significant number of warrants and options to purchase our common stock outstanding. Holders may sell the common stock acquired upon exercise of the warrants and options at a market price that exceeds the exercise price of the warrants and options paid by the holders. Sales of a substantial number of shares of common stock in the public market by holders of warrants or options may depress the prevailing market price for our common stock and could impair our ability to raise capital through the future sale of our equity securities.

When we account for employee stock options using the fair value method, it could significantly increase our net loss.

In December 2004, the Financial Accounting Standard Boards (FASB) issued Statement of Financial Accounting Standard No. 123 ("SFAS 123R") "Share-Based Payment (Revised December 2004)" which requires a company to recognize, as an expense, the fair value of stock options and other stock-based compensation to employees beginning with interim and annual periods occurring after June 15, 2005 and subsequent reporting periods. We are required to record an expense for our stock-based compensation plans using the fair value method as described in SFAS 123R, which could have significant and ongoing accounting charges and adversely affect our future results.

We do not expect to pay dividends.

We have never paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for funding growth and therefore, do not expect to pay any dividends on our common stock in the foreseeable future. Therefore, you may not receive any return on an investment in our common stock in the form of cash dividends.

Risks Related to Our Industry

The selling prices for our products are very volatile and subject to industry-wide fluctuations. Our success is dependent on the growth and strength of the home DVD and automotive DVD markets.

With a focus on the DVD product line, most of our revenues in the last three years were generated from DVD products. Most of our new products currently being developed are in the DVD product line, particularly DVD loaders. The sales of our DVD loaders are related to the markets for DVD video discs and DVD video players. If we experience an unforeseen downturn in the markets for DVD video discs and DVD video players or a global over-supply in the production of DVD loaders, our results of operations from our DVD loaders business will be adversely affected. Our business could be harmed by such industry-wide fluctuations in the future.

The cyclical nature of the semiconductor industry could create fluctuations in our operating results.

The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. From time to time, there are shortages or over-production of memory or other types of devices used in DVD products. Our business could be harmed by such industry-wide fluctuations in the future because our products incorporate these technologies. When a shortage occurs with one or more key components, it may be difficult for us to produce enough quantities of products to fill customers' orders, and it may require us to pay a higher price for the components in the event of a shortage, adversely affecting our margin and profitability.

There is seasonality in our business.

Sales of our products in the computer peripherals market and consumer electronics market are subject to seasonality. Seasonal purchasing patterns generally lead to higher sales occurring in the second half of each calendar year although there may be a sharp decline of sales near the Christmas and New Year's holidays. Sales to China and certain other Asian regions may also decline near the lunar New Year's holidays in January or February.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward looking statements that discuss our expectations and beliefs regarding our future operations or future financial performance, our business strategy and growth and financial and other trends in our business or industry, including in the sections of this prospectus entitled "Prospectus Summary" and "Business". These statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, these statements use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may." Forward-looking statements are based on current information and when considering forward looking statements you should keep in mind the risk factors and other cautionary statements or uncertainties discussed in this prospectus. The risk factors discussed above and other cautionary statements, factors and uncertainties discussed elsewhere in this prospectus could cause our financial condition or operating results in the future to differ significantly from those reflected in any forward looking statements. Due to such risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements contained in this prospectus, which speak only as of the date of this prospectus. Except as may otherwise be required by law, we undertake no obligation to update or revise any forward-looking statements for any reason after the date of this prospectus to conform those statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We will receive approximately $     from the sale of the units in this offering, or approximately $     , if the underwriters' over-allotment option is exercised in full, assuming a public offering price of $     per unit (based on the closing price of our common stock on February 10, 2005), and after deducting (i) $     for underwriting discount and non-accountable expense allowance; and (ii) $     , reflecting the estimated expenses payable by us.

We intend to use approximately $2 million or more of the net proceeds to invest in our subsidiary in South Korea, DVS Korea Co., Ltd., for their general purposes, including working capital. The remainder will be used for our general corporate purposes, including working capital. We do not have more specific plans for the net proceeds from this offering.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering.

Pending uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing investment grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq SmallCap Market under the symbol "DVID." The following table presents the high and low sales prices for our common stock, as reported on the Nasdaq SmallCap Market during the calendar quarters indicated below.

	High	Low
Year Ended December 31, 2003
First Quarter	$ 30.00	$ 15.70
Second Quarter	$ 27.20	$ 15.00
Third Quarter	$ 31.30	$ 15.00
Fourth Quarter	$ 32.00	$ 17.50

Year Ended December 31, 2004
First Quarter	$ 28.20	$ 14.20
Second Quarter	$ 23.70	$ 9.70
Third Quarter	$ 10.50	$ 5.00
Fourth Quarter	$ 11.30	$ 4.00

The last reported sales price of our common stock on the Nasdaq SmallCap Market on February 10, 2005, was $4.50 per share. At December 31, 2004, there were approximately 231 holders of record of our common stock. The information in the table set forth above gives retroactive effect to 1-for-10 the reverse split of our common stock effective on February 9, 2005.

DIVIDEND POLICY

It is the current policy of the Board of Directors to retain earnings to support future growth and, therefore, there are no current plans to pay cash dividends. Any change in that policy will depend on our future earnings and financial condition, capital requirements and market conditions, as well as such other factors as the Board of Directors, in its sole discretion, may consider relevant. As a result, there is no assurance that we will pay cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2004:

  on an actual basis;
  on a pro forma basis taking into account the issuances of securities after September 30, 2004; and
  on a pro forma as adjusted basis to give effect to the sale of units in this offering at an assumed public offering price of $      per unit and the receipt of the proceeds from that sale net of underwriting discounts and estimated offering expenses.

	September 30, 2004
	Actual	Pro Forma (1)	Pro Forma As Adjusted
	(in thousands)
Current liabilities:
Mandatorily redeemable Series C convertible preferred stock, 2,478,686 shares issued and outstanding, actual, and 2,738,765 issued and outstanding, pro forma (2)	$ 1,055	$ 1,282	$
Stockholders' equity:
Preferred shares, $0.0001 par value; 5,000,000 shares authorized; no shares issued or outstanding	--	--
Common shares, $0.0001 par value; 30,000,000 shares authorized; 1,129,762 shares issued and outstanding, actual, 1,220,799 shares issued and outstanding, pro forma; 3,460,799 shares issued and outstanding pro forma as adjusted	1	1
Additional paid-in capital	81,650	82,128
Accumulated other comprehensive income	1,718	1,718
Accumulated deficit	(80,766)	(80,766)
Total stockholders' equity	2,603	3,081
Total capitalization	$3,658	$4,363

(1) The pro forma presentation in the above table reflects the following transactions, all of which occurred after September 30, 2004, but before the commencement of this offering:

  the sale of 73,877 shares of our Series C convertible preferred stock;
  the issuance of 43,163 shares of our common stock to settle obligations; and
  the conversion of 2,738,765 shares of our Series C convertible preferred stock into approximately 273,876 shares our common stock, plus an additional number of shares of common stock that will be issuable upon conversion in the event the units offered hereby are sold at a public offering price below $6.10.

(2) Our mandatorily redeemable Series C convertible preferred stock was shown as a current liability at September 30, 2004 as this security was redeemable if stockholder approval could not be obtained for the issuance of these securities. As such stockholder approval was obtained at our Annual Meeting of Stockholders on November 18, 2004, there is no mandatorily redeemable feature after this meeting date. Consequently, the Series C convertible preferred stock is no longer required to be shown as a liability.

The table above excludes the potential dilutive effect of the following securities:

  a total of 132,342 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2004, at a weighted average exercise price of $20.60 per share;
  a total of 150,307 shares of common stock reserved for the grant of future options;
  a total of 371,702 shares of common stock issuable upon exercise of outstanding warrants, at a weighted exercise price of $16.70 per share; and
  the effect of the anti-dilution clause of our Series C convertible preferred stock.

BUSINESS

Overview

We are a technology company that specializes in the development, application and manufacture of digital video and optical disc technologies for DVD-based entertainment and digital information products.

Our current products include a range of DVD mechanisms, sub-systems and finished products for the home consumer, portable and automotive entertainment markets. Our or our customers' finished products include home DVD players, home theater systems, portable DVD players, DVD recorders and automotive DVD players.

Company Background

Digital Video Systems ("DVS") was founded in 1992 to develop components (or subsystems) and products using newly developed compressed digital video technologies, for use in entertainment, commercial and educational applications. Since our inception, we have been involved in the development and marketing of a variety of products and technologies in the global digital video market.

In 1998, we acquired Hyundai Electronics Industries, Co., LTD's DVD operations including a perpetual, worldwide, royalty-free license for Hyundai's DVD technologies and related intellectual properties and formed DVS Korea Co., Ltd ("DVSK"), a wholly-owned Korean subsidiary of the Company. In September 2002, DVSK completed a public offering of its common shares, which trade on the KOSDAQ (a Korean stock market). We currently own 51% of the outstanding shares of DVSK common stock.

In 1998, we introduced our first DVD ROM (read only memory) drive just as the consumer home market for DVDs was beginning to emerge. By the end of 1999, our sales consisted almost entirely of DVD mechanisms and electronic sub-systems which we supplied to OEMs, primarily in China, Taiwan and Korea.

In late 2000, we established a joint venture with Shanghai Industrial Investment Group ("SIIG") to create a manufacturing operation in China to take advantage of certain tax savings and lower labor and materials costs. Because many of our customers at that time were located in China, we were able to achieve substantial savings in shipping cost and time. The joint venture, Shanghai Fangyuan Digital Technology Ltd. ("SFDT"), is 51% owned by DVSK, 10% owned directly by DVS, and 39% owned by SIIG. The joint venture began manufacturing operations in May 2001. Initially, much of SFDT's production was sold into the Chinese domestic market, but as its sales to the rest of the world increased, SFDT moved its operation to a new 123,000 square foot facility in the Shanghai Jinqiao Export Processing Zone in 2003.

Fueled by the growth of the DVD player market, our revenues rapidly grew from $17 million in 1997 to a peak of nearly $160 million in 2001. During this time, our DVD components were incorporated into finished products by major international consumer electronics companies, such as Meridian, Daewoo, Samsung, LG Electronics and Philips, as well as by large OEMs in China where our DVD loaders garnered over a 35% market share. As an early leader in the market, DVS gained recognition in the industry for well-engineered, robust products having exceptional error resiliency (the ability to read and correct for damaged disks or operate in difficult environmental conditions).

By 2003, however, home DVD players had become a commodity product with narrow profit margins at all levels in the supply chain despite the large unit volume. As DVD disc quality improved, the home market OEMs would not pay a premium for our products, and we were not able to quickly reduce our expenses to improve our margins. DVS had no established brand name of its own which might garner higher prices. The commoditization of the home DVD player market had a significant negative impact on our revenues and earnings. Revenues declined to $89 million with a net loss of $8.3 million for the year ended December 31, 2003 and revenues were $69 million, with a net loss of $7.5 million for the nine month period ended September 30, 2004. In response to this trend, we refocused our research and development, sales and marketing efforts on products and markets that we believe have an opportunity for higher margins and improved return on investment.

During 2004, we eliminated operations which we believed would not provide meaningful returns for several years. To this end, engineering development on the next generation of video encoder/decoders which had been established to pursue technologies outside our core DVD strengths, was terminated. In September 2004, we licensed our H.264 codec technology to EnMedia, a fabless semi- conductor startup, under terms that provide us access to the resulting products and an equity stake in EnMedia. Additionally, DVSK closed the operations of Mobile Touch Korea, which had been involved in the development of hardware to support the implementation of wireless applications utilizing H. 264 software under development by DVS.

We have now transitioned our products, customer base and operations to serve new markets. We are now primarily focusing on:

  automotive DVD market;
  DVD RW- recordable DVD products; and
  consumer digital entertainment products in India.

We believe that the automotive market for our products is particularly promising because our players are well suited for the demanding rigors of in- vehicle use. Our sales to this market began in the third quarter of 2003 and have steadily increased during 2004. Similarly, the DVD-read write ("RW") market is promising as consumers replace VCR and compact disc ("CD") products with DVD- based systems. We are in the early stages of the market for DVD-RW and sales of these products commenced during the second quarter of 2004. In the case of India, a middle class market of more than 300 million people is beginning to adopt DVD technology, primarily to play motion pictures produced by the Indian motion picture industry (commonly referred to as "Bollywood"), which exceeds the output of Hollywood. In August 2003, we formed DVS Electronics Private Limited ("DVSE") in Bangalore, India as a wholly owned subsidiary of DVS. Our mission is to establish the DVS brand as a leading provider of digital video products in South Asia for the end consumer, OEM and export markets. In India during 2004, we initiated brand awareness programs, established subcontract local assembly and conducted test marketing with the goal of commencing sales in India beginning in 2005.

DVD Technology Overview

The principal component of a DVD player is a mechanism called a DVD loader, which consists of a motor drive and spindle, a laser pickup (optical pickup unit, or "OPU") and control mechanism, disc loader mechanism, and electronic sub-assemblies, including memory, front end (which provides servo- control for the pickup) and back end (which contains the video decoder to decompress the video signal for proper display) integrated circuits mounted on a printed circuit board. Drivers designed for PC applications are designed with the widely-adapted "ATAPI" interface, while automotive and consumer electronics ("CE") loaders have the an audio-video ("AV") interface as well as the ATAPI interface. The automotive loader is a more robust system that requires heavier duty components and special electronics to perform in the high vibration and temperature extremes found in motor vehicles.

DVD has inherent advantages over previous optical storage media. A low-cost, convenient DVD disc can store up to 4.7 gigabytes of digital information on each side of the disc, and can be produced with two layers on each side on which data can be stored. This has made it possible to store a full length movie (which can fit in 4.7 gigabytes) on a single disc with room to spare. This is a substantial improvement over the 0.6 gigabytes capacity for a CD. This increased capacity allows for a number of capabilities, including the storage of full length movies (DVD-Video format) on a single disc, superior high fidelity audio with multi- channel surround sound (DVD-Audio format), sophisticated, realistic interactive gaming applications (DVD-ROM format), and recordable formats such as DVD-RAM (PC random multiple rewrite enabled), DVD-RW (serial multiple rewrite enabled) and DVD-R (single recordable) for high capacity personal computer ("PC") backup and content archiving, video recorders and camcorder use.

DVD's greater functionality at a lower cost offers consumers substantial benefits over previous video tape ("VHS") and CD technologies, and has made DVD the fastest-growing consumer electronics product in history. It is anticipated that DVD technologies will replace CD and VHS based technologies by the end of the decade for video content applications.

The emergence of high definition TV ("HDTV"), currently available via cable, broadcast and satellite in the U.S. and Asia, is increasing the demand for greater storage capacity. The amount of data necessary to store an HD image and sound is substantially greater than standard TV. A full length motion picture in HD format requires 25 gigabytes of storage, exceeding the capacity of current DVDs. It is anticipated that by 2006, DVD systems using blue laser (whose shorter wavelength makes greater data densities possible than the data densities achieved with red lasers currently used) will become more readily available to consumers. While a single standard has not yet been established, competing formats will enable up to 50 gigabytes initially, and ultimately over 100 gigabytes of storage on a single disc. This technology will deliver to the consumer full length, feature rich, high definition motion picture content on a single disc for play on HDTVs.

In addition to the increased physical digital capacity of the DVD, video compression technologies are continuing to reduce the file size necessary to store or transmit content for high quality decompression and viewing. The latest such technologies defined by the industry are H.264 and Microsoft's WM-10. These technologies enable increased volumes of high quality video and audio content to be recorded and played on a single DVD for the new high definition and interactive content marketplace.

Market Overview

Home DVD Player Market

Since their introduction in late 1996, the market for DVD players has grown at an unprecedented rate, achieving an estimated 110 million unit sales worldwide in 2004. This growth has been driven by the widespread availability of digital video content from Hollywood, support for a wide range of digital media formats (MP3, photography, streaming video over internet-802.11b and Ethernet, etc.) as well as rapidly falling prices for players.

Worldwide DVD Products Market Size by Year Unit Shipments (000)
	1998	1999	2000	2001	2002	2003	2004
DVD-Players	3,000	6,000	16,000	40,504	58,150	69,160	85,850
DVD-ROM	5,500	15,000	31,100	35,780	54,600	68,500	82,600
Total	8,500	21,000	47,100	76,284	112,750	137,660	168,450

Sources: Data for 1998 and 1999 : Consumer Electronics Manufacturers Association (Published in the year 2000); data for 2000, 2001 and 2002 and forecast for 2003 and 2004 DVD-ROM: Techno Systems Research / Japan (Published in October 2002); and forecast for DVD-Players for 2003 and 2004: IDC (published in September 2003)

During the past several years, the home DVD player market has experienced a very rapid and severe price decline. This price decline was largely caused by integrated circuit ("IC") manufacturers who provided Chinese manufacturers with complete reference designs in order to build a large market for their IC's. This removed any barriers to entry into the business, and low-cost Chinese manufacturers were able to offer DVD players at increasingly lower prices. Players that were initially introduced to the market at over $500 per unit can now be found at mass retail outlets for as low as $30 per unit. While this price reduction has fueled an increase in unit shipments, it has also squeezed margins to the point where it is estimated that average manufacturing margins are less than $1.00 per unit.

As the home entertainment market is largely price driven with no or minimal premium for superior quality products, we have chosen to wind down our home DVD player business, except in those niche markets where reasonable margins can be achieved. For example, we continue to make our slim line slot loaders that are used in combination units (such as TVs with built-in DVD players). As the DVD player comprises a small portion of the total system price, a high quality price premium is justified to minimize costly customer returns and warranty costs. We will continue to provide our premium home entertainment DVD loaders to this market until the price we receive falls below break-even levels.

Automotive Market

We believe that the worldwide automotive market represents a substantial opportunity for us. In May 2004, IMS Research, a market research firm specializing in the global electronics industry, published "The Worldwide Market for In-car Audio, Infotainment & Driver Information/Telematics Systems." This report estimated that the worldwide annual market for lightweight vehicles would be 58 million vehicles in 2004 and would grow to 60 million vehicles by 2010. The same report stated that the number of lightweight vehicles in use worldwide is expected to grow from 692 million in 2004 to over 783 million in 2010. These vehicles represent the market for in-car systems for audio, infotainment (entertainment and information systems with video capability) and driver information/telematics (navigation, emergency communications, multi- function portals). These systems are supplied either as after-market additions or are installed at the factory by the automobile manufacturer. IMS Research projected that the worldwide market for these systems will grow from almost 99 million units (worth approximately $25 billion, based on system manufacturer prices) in 2004 to over 126 million units (worth approximately $38 billion, based on system manufacturer prices) in 2010. Furthermore, the IMS Research best case estimates would increase the total market by an additional 20% by 2010 to 155.2 million units. Because of the cost-effective storage capacity and content quality available on DVDs, there is substantial growth potential for DVDs in the automotive market, particularly for infotainment and navigation systems. IMS Research projects the number of automotive DVD systems will grow from approximately 8.9 million units in 2004 to 26.4 million units in 2010.

Estimated Automotive DVD

Unit Shipments (000) 2003-2010
Category	2003	2004	2005	2006	2007	2008	2009	2010
Audio Head Units	33	110	274	591	1,025	1,678	2,237	2,808
Infotainment	3,881	5,173	6,672	8,512	10,619	12,988	15,123	17,412
DVD AutoChanger	77	140	290	504	731	739	634	475
Navigation Systems	3,016	3,463	3,581	3,712	4,259	4,769	5,292	5,689

Total Automotive DVD	7,007	8,886	10,817	13,319	16,634	20,174	23,286	26,384

Source: IMS Research; May 2004.

Over the past several years, the major automobile manufacturers have spun off their automotive parts divisions in order to narrow their supply chain. Today, parts for OEMs are supplied by only a few "Tier 1" parts companies, all of whom compete with each other for business with all the auto manufacturers. Visteon, which was formerly part of Ford Motor Co., Delphi, which was formerly part of General Motors Corporation, Johnson Controls and Blaupunkt are Tier 1 suppliers of OEM automotive audio/entertainment/infotainment systems. The Tier 1 vendors serve as systems integrators that provide products to the OEMs. They also sell products to the high-end aftermarket through the automobile dealer channel. All of the Tier 1 vendors are major multi-billion dollar international companies with sophisticated and stringent procurement and vendor qualification processes to assure that they can meet the quality, "just in time" delivery, technical and commercial requirements of their customers. Their customers, and consequently the Tier 1 suppliers, cannot risk purchasing products with poor quality or dealing with vendors who have a history of missing delivery deadlines. To this end, the OEM and Tier 1 companies established ISO/TS 16949-202, a comprehensive standard for qualifying vendors. To become qualified under ISO/TS 16949-202, a vendor must pass rigorous tests regarding quality, technology and product improvement processes. Consequently, qualifying to sell to Tier 1 vendors often involves a long and difficult process, but meeting the ISO/TS 16949-202 standards offers the benefit of more predictable sales, and a more protected market with a significant competitive barrier. In December 2003, we qualified for ISO/TS 16049-202 status as a supplier of DVD products.

Commodity consumer electronics businesses are characterized by low gross margins (0 to 5%), very low barriers to entry, pure price competition, very short product life cycles and high sales volatility (fast ramp up with reasonable margins to the early entrants, fast margin squeeze, fast obsolescence). In contrast, the automotive DVD market, and especially the OEM and high-end aftermarket served by Tier 1 systems integrators, is characterized by:

  Higher gross margins - Margins are often double digit, and can be as high as 20%-30%.
  Substantial barriers to entry -  These include:
    Quality Standards - Few vendors qualify as suppliers under the ISO/TS 16949-202 total quality management system.
    Technical Support - The ability to provide product design, engineering, analysis and validation to support the Tier 1 system integrators.
    In-House Technology Resources - Commodity manufacturers cannot support the necessary engineering and R&D requirements; they are manufacturers with slim margins and consequently rely upon the reference designs provided by larger chip or component manufacturers.
  Delivery requirements - Demonstrated ability to consistently deliver on time and prompt response to product development needs are important.
  Modest price competition - For vendor ratings and selection, program cost and initial pricing may represent less than 5% of the overall ratings criteria used by Tier 1 companies; timely delivery, product quality and design criteria are typically more important. Moreover, the cost of switching to another vendor is very high because automotive manufacturers and the Tier 1 vendors cannot risk customer dissatisfaction as a result of saving a relatively small amount of money on a subsystem such as an audio or entertainment system.
  Long development and sales cycle - A Tier 1 company typically selects vendors for OEM products a year before the scheduled delivery date. Consequently, vendors must complete their prototype development at least a year in advance in order to submit their proprietary designs and then compete on the basis of product design, quality management systems, manufacturing/delivery capability, etc.

DVD Recordable

The DVD-RW device is a DVD player that also can be used to record data onto a DVD-RW disc. The DVD-RW disc can be re-recorded multiple times and is useful for a variety of applications including the recording of live TV broadcasts, the creation of DVD's made from home videos, high capacity data backups and the capability of copying VHS tapes (movies) onto discs. It is expected that, as the price for DVD recorders fall, they will rapidly replace the DVD player in the consumer market. According to a 2003 market study by IDC, a global market intelligence and advisory firm, the market for DVD recorders will grow much faster than the market for DVD players and sales of DVD recorders are expected to surpass DVD players in the next two years. By 2007, IDC estimates the DVD recorder market will be over 65 million units. DVD recorder technology is more complex than that for DVD players and the barriers to entry are much greater.

India

India is a country of over 1 billion people, with a growing middle class estimated to be approximately 300 million people. During the past decade, the demand for consumer products in India has grown substantially. Projections prepared by Philips India and LG Electronics estimate 3 to 4 million DVD players will be sold in India in 2005. While the Consumer Electronics Manufacturing Association (CETMA) estimates that 10 million units of DVD players are expected to be sold in India in 2005. There are over 51 million color TV households in India and it is anticipated that this number will grow rapidly as the Indian economy continues to grow. India's very active film industry, commonly referred to as "Bollywood," produces over 1000 movies per year, more than any other country in the world, with movie entertainment a central part of Indian middle class culture.

The Indian government imposes significant import duty taxes and provides tax credits for exports of consumer electronics products in an effort to build and protect the domestic manufacturing base. At the present time, there is no domestic manufacturing base established for DVDs because the adoption of DVD technology has only just begun in India. Consequently, we believe that there is an opportunity to establish an early position in OEM DVD manufacturing and to supply DVD player products to established brands who wish to offer DVD products, but do not want to establish their own manufacturing in India. Furthermore, because a market for DVD products is just beginning to emerge, no dominant brand has been established.

Competition

Consumer electronics ("CE") products, such as home DVD players and DVD recorders, are typically profitable during the early stages of their life cycle, when the developers/manufacturers are able to capitalize on early market entry and unique product features. Because certain well-known CE brands such as Sony, Panasonic, Sanyo, Samsung, LG, Philips and Pioneer are trusted to deliver satisfactory products, they can command a slightly greater price premium, particularly in the early stage of a product's life cycle. Generally, if the product category is capable of substantial volume (e.g., 10 million or more units per year), it will become commoditized unless there is a competitive barrier such as patented technology. With design and engineering support from integrated circuit ("IC") companies, a large industry for low-cost manufacture of CE products has developed in China, removing design and engineering capability as a competitive barrier. While many consumers will continue to pay some premium for branded product, margins are squeezed for an OEM manufacturer such as DVS.

During the early stages of a new product's life cycle, when technology solutions may not have yet stabilized, we compete on the basis of our design capability to provide engineering support to customers with the integration of electro-mechanical and video devices to provide highly reliable products that are compatible with evolving customer requirements. As solutions become more mature and stabilized, engineering support is no longer needed, and we seek those remaining niche markets where premium prices are available for our components and subsystems due to their quality and reliability.

As previously noted, competition related to DVD products is very different in the automotive market. While low-cost automotive aftermarket products marketed through mass retailers share similarities with the CE market, competition for high-end aftermarket (e.g., dealer installed options) and OEM products is not solely price based. Automotive quality DVD products are not the same as home DVD products, though they may look alike. Automotive DVD products must meet difficult and stringent performance criteria which cannot be achieved by CE quality products. Automotive OEM customers have extensive and difficult vendor selection criteria, including the ISO/TS 16949-202 quality system. Vendors must have expertise and reliable systems necessary to furnish product design and engineering support. These higher standards eliminate the lower-cost Chinese and Taiwan manufacturers from the competitive field, leaving Japanese companies as the primary competitors. Japanese manufacturers provide roughly 70% of the global market for automotive audio, infotainment and driver information products. IMS Research estimates that Panasonic, Pioneer, Alpine, Clarion, Sony, Blaupunkt and Kenwood supplied over 50% of the 2003 automotive audio, infotainment and driver information/infomatics systems.

Company Business Strategy

In the face of rapidly deteriorating margins in the consumer electronics DVD player business, we have changed our focus to exploit opportunities where our engineering experience and reputation and early market position provide better opportunities for profitable growth. Because automotive DVD products require sophisticated engineering and reliability, we believe this sector represents our most significant opportunity. In the consumer electronics DVD business, we have an opportunity to play a significant role in the early growth stages of the DVD recordable business segment. In the growing India market, we are positioned as an early entrant into the DVD and digital entertainment business to build a brand name that is less subject to commoditization than the pure OEM business model.

Automotive DVD Strategy

We believe that the Company has a well-established record for being able to rapidly develop high quality, reliable products on a timely basis. We also believe that we can develop these products in a cost effective manner that will help us to establish an early leadership position in the market for automotive DVD players. It is particularly important to establish market share early in the introduction of new product categories such as DVD. As an example of this strategy, we developed and now supply a portable DVD player which is incorporated into a docking station inside an automobile. This system, marketed as the "Family Entertainment System" by Visteon, a Tier 1 supplier, is the world's first detachable car docking DVD player system available to the OEM and accessory aftermarket from a Tier 1 supplier. By first introducing the product into the marketplace for dealer installation, Visteon has been able to prove consumer satisfaction and demonstrate the product to OEMs for adoption into future OEM product plans. This early entry into the market coupled with the high cost of test and evaluation of alternative sources provide us with both a near- term and long-term competitive advantage.

As the automotive market increasingly integrates a number of technologies into products unique to the automotive market, we are seeking to develop new products to broaden our automotive offerings as well as adding features and functionality to existing products to extend their product life.

DVD Recordable and Consumer Electronics Strategy

In order to compete in the home DVD market, we must maintain our engineering leadership by identifying and adopting new technologies, such as DVD recordable and new systems using blue laser technology, early in their life cycle. As part of this strategy, we are looking to establish business arrangements where we can reduce our capital investment requirements while participating in the growth of an expected large market. For example, we have been working with a major Japanese integrated circuit company to provide the servo control firmware combined with a specific optical pickup unit for use in DVD recorders on a license basis. This offers us an opportunity to sell our loaders with this solution before other competitive solutions become available, and to benefit from a license stream as others adopt the chip solution to manufacture their own DVD recorders and loaders.

Since HD DVD will use a next-generation blue laser pickup and is substantially more complex than today's DVD, we believe that our historical expertise in electro-mechanical servo control systems for optical disc systems will enable us to compete effectively in the new markets that will develop around these technologies.

Our goal is to expand our offerings to include digital entertainment and information systems that have uses beyond DVD based systems for the home market. We intend to develop and build products using DVD, hard disc drives, flash memory cards, LCD screens in a variety of form factors to offer a wide range of functions for the rapidly evolving market.

India Strategy

Our goal in India is to establish an end user brand under the DVS brand name for a range of products including DVD players, recordable DVD players, home theatre systems, automotive DVD players and portable DVD players.

As part of this effort, during 2004, we implemented a marketing strategy in India to increase brand awareness and build a sustainable sales platform. This included both mass media advertising and promotional activities such as public relations, direct marketing, promotions and sponsorships of events.

We are currently beginning to phase in local assembly of complete knock down ("CKD") components and subsystems. This enables us to compete aggressively on pricing with other CE brands by taking advantage of favorable taxation and export credit regulations that offer incentives for local sourcing of product components. This also allows us to provide OEM services for leading brands for DVD recorder sales to both the Indian and export markets. While percent margins may be low for such OEM supply services, aggregating the manufacture for others with production of our own branded products can provide a significant contribution to operating overhead and at the same time reduce the cost of goods on our branded products due to the economies of scale. We also intend to seek favorable payment terms with large customers to minimize working capital needs.

DVSE's sales and marketing operations in India presently consist of over 30 employees in Bangalore, Chennai, Mumbai, Delhi, Cochin and Hyderabad. The Company has developed a network of independent dealers and distributors covering over 20 major metropolitan areas with approximately 500 retail outlets supported by a nationwide after sales support network.

DVSE has approached a number of Bollywood producers for exclusive distribution of digital content within both the domestic and export markets (in particular, the United States and United Kingdom.). The purpose of this expansion will be to:

  Drive sales of existing DVD products;

  Provide a platform for expanding into new product categories, such as personal video recorders; and

  Generate additional content specific revenue streams.

Our strategy is to position DVSE as an end-to-end entertainment solutions provider with an established national brand, company- owned intellectual property (in the form of product designs and digital content) and world-class manufacturing capabilities which are all supported by a highly qualified team of experienced industry professionals.

Products

DVD Loaders

We have developed a range of DVD loaders with ATAPI or AV interfaces, which are competitive in terms of quality, performance and price with other similar products. Because our DVD loaders can read imperfect discs, we believe that we have an important competitive advantage in this market. Our products include `tray' loaders that are commonly used in low-end consumer DVD players, `slot' loaders that are typically used in automotive and flat panel TV applications, and `top' loaders that are used mostly in portable application models.

DVD+RW Loaders

The DRL-100 Recordable ATAPI DVD RW loader incorporates proprietary DVS technology and is designed to offer accurate recording of digital media with low acoustic noise, superior resistance to shock and error correction capabilities. We believe that this new DVD-RW loader will gain market acceptance as the key system component by a wide range of recorder/player suppliers as they introduce such products to the market.

Automotive DVD Product Line

Products include automotive slot loaders and a range of finished products that include in-dash DVD players, DVD receivers and portable DVD players designed for automobile and home use. Our products for the original equipment automotive market are designed to meet very stringent shock and vibration, environmental and reliability requirements. Some of the advanced features of the DVS line of automotive DVD units, depending on the model, include: flexible mounting at any angle; superior shock resistance and error correction; multiple media capability (8 cm as well as the standard 12 cm discs); ability to read the full range of DVD, CD, and MP3 audio formats; slot-in loading; and support for multiple types of input/output connections.

Current Product Highlights
Product	Description	Key features

VXA-2000	In-dash DVD player, navigation system, and telematics system.	DVD and MP3 player with GPS navigation system. Features mobile internet access, e-mail, and integration with vehicle instrument and diagnostic systems. Integral LCD screen.
DSS-826	Ultra-slim DVD mechanism.	Super slim design, quiet operation, and any-angle mounting. Designed for LCD- TV applications.
DSV-810	Slim slot-loader DVD mechanism for automotive applications.	Rugged slim design. Meets environmental, operating, and safety requirements for original automotive equipment applications.
DVS-600	Slim slot-loader DVD ATAPI mechanism for automotive applications or customized design products.	Rugged slim design. Meets environmental, operating and safety requirements for OEM applications. With its ATAPI interface, this drive can be used in our navigation system and customized applications.

Engineering, Research and Development

We believe that one of our most important strengths lies in the quality of our DVD engineering team and intellectual property. In particular, we are noted for designing and building robust, highly reliable products, with proprietary firmware which we load onto the front-end integrated circuit to provide superior error resilient OPU control. We believe that our design, engineering and production capabilities are superior to DVD suppliers in Taiwan or China, and are on par with all of the major Japanese DVD companies.

As of December 31, 2004, we had 64 engineering personnel in Korea involved in R&D and providing ongoing customer support to customize product applications for specific customers. Our research and development efforts focus on enhancing our DVD technologies, improving product quality, reducing costs of manufacturing, enhancing product functionality, adopting new and improved key components, developing new products, and improving the integration of our products with our customers' products.

Sales, Marketing and Distribution

We sell our DVD loaders and DVD-RW products primarily to OEMs of DVD players and recorders who do not independently produce the loaders used in their DVD players. Many of these OEMs are located in China, Turkey, Hong Kong and other countries. China is one of the largest OEM markets for DVD players, and many of the DVD player manufacturers in China have been active in exporting their products outside China at very competitive prices.

Our sales and marketing personnel attend tradeshows such as the CES (Consumer Electronics Show) and SEMA (Specialty Equipment Marketing Association for automotive products) in Las Vegas to increase the awareness and interest in our product offerings. We employ approximately 29 full time marketing and sales personnel based primarily in South Korea, who travel to other parts of the world to sell our products to OEMs.

We have sales offices in Korea, China, India and the United States. DVS Sales Inc., a wholly owned subsidiary of DVSK, is located in Sunnyvale, California, and focuses on sales of automotive products to major OEMs in North and South America.

Intellectual Property and Other Proprietary Rights.

We have over 150 patents and patent applications registered in the United States and Korea, that expire in 8 to 17 years. These patents and design rights include areas such as DVD video, DVD ROM, and video recording to hard drive applications. Most of our patents relate to optical disc technology and cover basic design concepts, control systems, applications, and manufacturing systems. Other patents relate to disc-based video servers and cover a variety of applications including insertion of advertising material into other programming content.

We are currently evaluating products in the market produced by other parties to determine if our patents are being violated. If we find that our patents are being infringed upon, we will seek compensation for use of these patents. Notwithstanding the foregoing, we believe that our future success will be dependent primarily on our ability to rapidly bring to market products incorporating technological advances, reduce the cost of producing these products and establish strong customer relationships through superior technical and service support rather than relying on patent protection for these products.

Properties

As of December 31, 2004, we had the following facilities leased from third parties, where our executive offices, manufacturing, engineering, research and development and testing facilities are located.

Facility	Location	Size (sq ft)	Monthly rent
U.S. main office	Palo Alto, CA	2,130	$ 3,800
U.S. sales office	Sunnyvale, CA	2,000	$ 2,300
Korea main office	Sungnam City, Korea	38,500	$25,200
China sales office	Shenzhen, China	8,740	$ 4,100
Factory and warehouse	Pyengtak City, Korea	53,400	(1)
Factory and warehouse	Shanghai Jinqiao Export Processing Zone, China	123,000	$27,500
Sales and administration offices	Bangladore, India	14,500	$11,600

(1) We receive free rent on the Pyengtak City factory and warehouse for 20 years if the property is used by a subsidiary of a foreign business entity.

We believe these facilities are adequate and suitable to meet our needs for at least the next 12 months.

In February 2003, we made a strategic relocation of our main manufacturing plant in China to a new site in the Shanghai Jinqiao Export Processing Zone (EXZ). The facility has approximately 123,000 square feet of space. The monthly rent obligation is $27,500, or approximately $0.23 per square foot. The monthly operating expenses at the facility are approximately $2,754, or approximately $0.02 per square foot. The lease offers 50% more square footage than the former plant at a similar cost. The term is three years.

In February 2004, we reached an agreement to lease the factory owned by the China joint venture, which was vacated in February 2003. The monthly rental income is $32,197 and the lease runs from April 2004 to March 2007. The rental income covers the rental expense of the building being leased by the China joint venture.

Legal Proceedings

We are from time to time a party to various legal proceedings arising in the ordinary course of our business. The outcome of any pending legal matters may have a material adverse effect on our business, operating results or financial condition.

On June 24, 2002, the Company filed a lawsuit in the Superior Court of California, County of Santa Clara, against Mali Kuo, Michael Chen and Meng Tek Ung, former officers, directors and employees of the Company. Subsequently, former employees D.K. Lu and Jia-Hong Zang were added as defendants. Our lawsuit included causes of action for breach of fiduciary duties, negligent performance of employment duties and breach of employment contracts. The defendants filed cross claims against us seeking compensation they allege is due to them under their employment agreements. As of September 30, 2004, we had established a reserve of $0.7 million for wages and expenses related to the compensation claims of Mali Kuo and the other former employees. In December 2004 and January 2005, we settled all claims with Michael Chen, D.K. Lu and Ming Tek Ung for 47,739 shares of common stock, warrants to acquire 7,188 shares of common stock and $58,750 in cash payments.

On February 1, 2005, the jury in our lawsuit against Mali Kuo rendered a verdict against us finding that Ms. Kuo had a series of binding agreements with us and that she was entitled to approximately $2,670,000. On February 4, 2005, the judge entered the verdict, but stayed its enforcement for 70 days. The judge has scheduled a hearing on February 22, 2005 to consider our motions for a new trial, a judgment notwithstanding the verdict ("JNOV") and equitable estoppel.

In our motion for a new trial and JNOV, we intend to allege the jury's finding that Ms. Kuo performed what was required of her under the employment contract was inconsistent with the jury's finding that Ms. Kuo had breached her fiduciary duty to our company. We also intend to ask the judge to rule on an equitable estoppel issue he had reserved for his further consideration while other factual issues were sent to the jury for its decision. The basis of our estoppel assertion is that Ms. Kuo's position that she had binding agreements with the Company is inconsistent with the fact that she had disclosed her compensation without including such agreements in various periodic reports filed with the Securities and Exchange Commission.

In August 2004, we filed a lawsuit against Oregon Power Lending Institute ("OPLI") in the Superior Court of California, County of Santa Clara, seeking to collect on a promissory note issued by OPLI (the "OPLI Note") in connection with the purchase of certain assets of the Company. The face amount of the OPLI Note was $3.45 million and it was secured by a pledge of 86,250 shares of our common stock. After making payments on the OPLI Note, OPLI stopped payments, leaving a balance outstanding of approximately $1,974,000.

On October 29, 2004, we were named in a lawsuit filed by IDVD, Inc. in the Superior Court of California, County of Santa Clara, alleging that the OPLI Note had been assigned by DVS to IDVD as partial consideration for the purchase of a Chinese subsidiary of IDVD by DVS. IDVD is seeking the sum of $2.51 million, which it asserts is owed by DVS in connection with the purchase of its Chinese subsidiary. The Company vigorously disputes the allegations, and we allege that the purported purchase agreement was never authorized by our board of directors, the purchase was never consummated under the laws of the Peoples Republic of China and that IDVD did not own the subsidiary at the time of the alleged sale to DVS and, as a consequence, IDVD has no standing to bring the lawsuit. We also believe that our former CEO, Mali Kuo, was a director, officer, employee or otherwise connected with IDVD, that Ms. Kuo had no authority to bind the Company and that she breached her duty of loyalty by having iDVD enter into the purchase agreement with DVS. One February 1, 2005, the jury in the wage case found that Ms. Kuo had violated her fiduciary duty to DVS in connection with the assignment of the OPLI Note to iDVD, by virtue of her being a principal of IDVD while serving as an officer and director of DVS.

In March 2004, the former CEO of our Korean subsidiary, DVSK, obtained in Korea an ex-parte writ of attachment on approximately $1 million of the stock we own in DVSK. The former CEO sought the writ of attachment based on claims for his salary for the remaining term of his employment agreement with DVSK and severance payments allegedly due to him. We deny any obligation for DVSK or the Company to pay such salaries or severance to the former CEO. In October 2004, we initiated a legal action to cancel the writ of attachment. We anticipate a decision on the writ of attachment during the latter part of 2005. We are not aware at this time whether the former CEO has commenced any legal action for the claimed severance payments in connection with this writ of attachment.

While we have accrued certain amounts for the estimated settlement costs associated with these matters, there can be no assurance that these cases and other third party assertions will be resolved without costly litigation, in a manner that is not adverse to our financial position, results of operations or cash flows or without requiring royalty payments in the future which may adversely impact gross margins. No estimate can be made of the possible loss or possible range of losses associated with the resolution of these contingencies.

Employees

At December 31, 2004, we had 225 full-time employees, including employees of our subsidiaries. This consisted of 64 in research and development, 29 in sales and marketing, 55 in operations and 77 in general and administrative. In addition, we hire a significant number of part-time seasonal employees for our manufacturing operations in Korea and China, and had 65 such part-time employees at our Korean operations at December 31, 2004. We believe that our future prospects will depend, in part, on our ability to obtain additional management, finance, accounting, marketing, sales, manufacturing, and technical personnel. Competition for such personnel is substantial, and the number of persons with relevant experience is limited. None of our employees is represented by a labor union. We believe that our employee relations are good.

MANAGEMENT

Executive Officers and Directors

The following table lists our directors and executive officers as of December 31, 2004:

Name	Age	Position
Thomas A. Spanier	58	Chairman and Chief Executive Officer
Douglas T. Watson	51	President and Chief Financial Officer
John M. Fuller	61	Director
Peter G. Hanelt	60	Director
Thomas J. Parilla	39	Director

Background and Business Experience of Directors and Executive Officers

The following is a brief description of the principal occupation and recent business experience of each of our executive officers and directors:

Thomas A. Spanier - Mr. Spanier was elected as a director by the Board in March 2004 to fill a vacancy. On April 14, 2004, he was appointed Chairman of the Board and Chief Executive Officer. From April 2003 to April 2004, Mr. Spanier was the principal of Spanier & Associates, in Novato, California, a firm which provides interim management and consulting services. From April 2001 to April 2003, he served as Senior Vice President of Finance and Operations of Cradle Technologies, Mountain View, California, a fabless semiconductor company. From April 2000 to April 2001, he served as President and Chief Operating Officer of Uptime One, Inc., a development stage applications service provider focused on connecting food manufacturing companies and their suppliers. Prior thereto, from April 1998 to April 2000, Mr. Spanier was the Executive Vice President and Chief Operating Officer of the California Culinary Academy, San Francisco, California, which is a for-profit culinary school. Mr. Spanier received a B.S. degree in Business Administration and Managerial Economics from University of California, Berkeley (Phi Beta Kappa) and a M.B.A. from Harvard Business School.

Douglas T. Watson - Mr. Watson has served as a director since November 1998. Mr. Watson served as our Chief Executive Officer from February 2002 to April 2004, when he was named President, Chief Operating Officer and Chief Financial Officer. Mr. Watson also served as a member of the Executive Committee from November 1998 to March 2002. Prior to joining DVS, Mr. Watson served as President and Chief Executive Officer of Astoria Metal Corporation (AMC) from 1992 to 1999, a ship repair and dismantling firm which he founded in 1992.

John M. Fuller - Mr. Fuller has served as a director since May 2002. He has been President of Pantechnicon Aviation Ltd., a privately-held aircraft charter and leasing business from March 1997 to the present. Prior to becoming President, Mr. Fuller served on the Board of Directors of Pantechnicon while employed with TECOP International, an international aerospace market development company. Mr. Fuller received an M.B.A. from the Harvard Business School and an A.B. in Economics from the University of California, Berkeley.

Peter G. Hanelt - Mr. Hanelt is currently a business consultant. From 2001 to 2003, he was Chief Operating Officer and Chief Restructuring Officer of Good Guys, Inc., a consumer electronics retailer. Prior to that, Mr. Hanelt was affiliated with Natural Wonders, Inc., a national retailing company, in 1998. Following the 1998 resignation of Natural Wonders' Chief Financial Officer and Chief Executive Officer, Mr. Hanelt was appointed to both positions, where he served until 2000 and 2001, respectively. From 1997 to 2000, Mr. Hanelt also served with Regent Pacific, a company specializing in senior executive assignments, where he provided business development and financial advisory services to client companies. Mr. Hanelt is a graduate of West Point.

Mr. Hanelt is currently a member of the Board of Directors of the following companies: Shoe Pavilion, Inc., a shoe retailer listed on the Nasdaq SmallCap Market, where he serves as the chairman of both the Audit Committee and the Compensation Committee; Infonet Services Corporation, a New York Stock Exchange-listed company that provides cross-border managed data and communications services to multinational enterprises, where he serves on the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, Patelco Credit Union, a privately held credit union; and InterHealth Nutraceuticals, Inc., a privately held international nutraceutical product wholesaler. Mr. Hanelt is also a member of the Audit Committee of Catholic Healthcare West, a privately held not-for-profit hospital healthcare system, but is not a member of its board of directors.

Thomas J. Parilla - Mr. Parilla has been the President of The Parilla Investment Group in Erie, Pennsylvania since January 2004. Prior to forming his own investment group, from October 2002 to January 2004, Mr. Parilla served as Vice President of PNC Investments, a division of PNC bank. From June 2000 to August 2002, he served as the Regional Manager and Vice President of Investments of First National Investment Services, a division of First National Bank. Mr. Parilla began his career in finance with Morgan Stanley and has been an investment broker over the last decade. Mr. Parilla received his B.A. in Economics from Mercyhurst College in Erie, Pennsylvania.

There are no family relationships among the directors or executive officers of DVS.

DESCRIPTION OF SECURITIES

Our authorized capital stock currently consists of 5,000,000 shares of preferred stock, $0.0001 par value, and 30,000,000 shares of common stock, $0.0001 par value. Following this offering, we will have 3,469,799 shares of common stock and 2,738,765 shares of preferred stock outstanding.

Units

Each unit consists of two shares of common stock and one redeemable warrant to purchase one share of common stock. The warrants will trade only as part of a unit for 30 days following this offering, unless the representative of the underwriters determines that the units should separate earlier.

Common Stock

At December 31, 2004, we had approximately 1,220,794 shares of common stock outstanding, held of record by 231 stockholders of record. We also have reserved for issuance an aggregate of (i) approximately 141,092 shares of common stock upon exercise of outstanding options; (ii) approximately 422,386 shares of common stock upon exercise of outstanding warrants; and (iii) approximately 273,877 shares of common stock upon conversion of the preferred stock.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Subject to the preference in dividend rights of any series of preferred stock which we may issue in the future, the holders of common stock are entitled to receive such cash dividends, if any, as may be declared by our Board of Directors out of legally available funds. Upon liquidation, dissolution or winding up, after payment of all debts and liabilities and after payment of the liquidation preferences of any shares of preferred stock then outstanding, the holders of the common stock will be entitled to participate pro rata in all assets that are legally available for distribution.

Other than the rights described above, the holders of common stock have no preemptive subscription, redemption, sinking fund or conversion rights and are not subject to further calls or assessments. The rights and preferences of holders of common stock will be subject to the rights of any series of preferred stock which we may issue in the future.

Warrants

General

Each warrant entitles the holder to purchase one share of our common stock at an exercise price per share of 150% of the closing price of the common stock on the date the units are priced. The exercise price is subject to adjustment upon the occurrence of certain events as provided in the warrant certificate and summarized below. Subject to our redemption rights, our warrants may be exercised at any time during the period commencing on the date on which the units separate and ending on the fifth anniversary of the effective date of this offering, which is the expiration date. Those of our warrants which have not previously been exercised or redeemed will expire on the expiration date. A warrant holder will not be deemed to be a holder of the underlying common stock for any purpose until the warrant has been properly exercised.

Separate transferability

Our warrants will trade only as part of a unit for 30 days following this offering, unless the representative of the underwriters determines that the units should separate earlier. After separation, the common stock and the warrants each will trade separately, and the units will not trade. The representative intends to separate the units 30 days after the effective date of this offering absent unforeseen circumstances. We will announce in advance the separation of the units by a press release. Upon separation, unit holders will receive certificates for the common stock and warrants in exchange for their unit certificates.

Redemption

After the units separate, we have the right to redeem the warrants issued in this offering at a redemption price of $0.25 per warrant (subject to adjustment in the event of a stock split, dividend or the like) under the following circumstances. The redemption right arises if the last reported sale price per share of our common stock as reported by the principal exchange or trading facility on which our common stock closes at a price that equals or exceeds 100% of the unit price in this offering for five consecutive trading days ending prior to the date of the notice of redemption. We are required to provide 30 days prior written notice to the warrant holders of our intention to redeem the warrants. We will send the written notice of redemption by first class mail to warrant holders at their last known addresses appearing on the registration records maintained by the transfer agent for our warrants. No other form of notice or publication will be required. If we call the warrants for redemption, they will be exercisable until the close of business on the last business day before the specified redemption date.

Exercise

A warrant holder may exercise the warrants only if an appropriate registration statement is then in effect with the Securities and Exchange Commission and if the shares of common stock underlying our warrants are qualified for sale under the securities laws of the state in which the holder resides.

Our warrants may be exercised by delivering to our transfer agent the applicable warrant certificate on or prior to the expiration date or prior to the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised. Warrants may only be exercised to purchase whole shares. Fractional shares will not be issued upon exercise of our warrants. Warrant holders will receive cash equal to the current market value of any fractional interest, which will be the value of one whole interest multiplied by the fraction thereof, in the place of fractional warrants that remain after exercise if they would then hold warrants to purchase less than one whole share.

Adjustments of exercise price

The exercise price of our warrants is subject to adjustment if we declare any stock dividend to stockholders or effect any split or reverse split with respect to our common stock. Therefore, if we effect any stock split or reverse split with respect to our common stock, the exercise price in effect immediately prior to such stock split or reverse split will be proportionately reduced or increased, respectively. Any adjustment of the exercise price also will result in an adjustment of the number of shares purchasable upon exercise of a warrant.

The exercise price is also subject to adjustment in the event of a capital reorganization or reclassification of the common stock, or in the event we consolidate with, or merge into, or sell our property to another corporation (other than a consolidation or merger that does not result in any reclassification or change of the outstanding common stock). Therefore, if we effect any capital reorganization or reclassification, consolidation, merger, or sale, the exercise price in effect immediately prior to that event will be proportionately reduced or increased, respectively. Any adjustment of the exercise price will also result in an adjustment of the number or kind of securities or property purchasable upon exercise of a warrant.

Preferred Stock

The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences and privileges thereof, including voting rights, terms of redemption, redemption prices, liquidation preference and number of shares constituting any series or the designation of such series. The purpose of the provisions of our certificate of incorporation authorizing the issuance of preferred stock is to provide us with the flexibility to take advantage of opportunities to raise additional capital through the issuance of shares that address competitive conditions in the securities markets. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. Although we have no present plans to do so, the Board of Directors, without stockholder approval, may issue preferred stock with voting or conversion rights which could adversely affect the voting power of the holders of our common stock. This provision may be deemed to have a potential anti- takeover effect, because the issuance of such preferred stock may delay or prevent a change of control of the Company. Furthermore, shares of preferred stock, if any are issued, may have other rights, including economic rights, senior to our common stock, and, as a result, the issuance of preferred shares could depress the market prices of our shares of common stock.

At December 31, 2004, we had 2,738,765 shares of 8% Series C Convertible Preferred Stock outstanding. The Series C preferred stock is convertible at the option of the holders into our common stock at a conversion price of $6.10 per share, subject to adjustment in the event of stock dividends and splits and certain distributions to stockholders, fundamental transactions, or a one-time price anti-dilution adjustment in the event of a firmly underwritten public offering of our common stock at a price less than $6.10 per share, including this offering. The preferred stock will be automatically convertible into common stock upon achieving certain price targets with respect to its common stock and the satisfaction of certain other conditions The preferred stock requires us to pay a dividend at a rate of 8% per annum, until the third anniversary of the date of issuance, at which time the dividend will increase to 24%, if any preferred stock is then outstanding. The dividend is payable annually. The preferred stock may be redeemed at our option by making the following cash payments: (a) from December 15, 2004, which was the effective date of the registration statement filed with the Securities and Exchange Commission covering the resale of the underlying common stock (the "Effective Date") through the first anniversary of the Effective Date, the redemption price shall equal 135% of the original purchase price of $0.61, as adjusted for the reverse stock split, or $6.10 (the "Adjusted Issuance Price"), plus any and all declared or accumulated but unpaid dividends; (b) from the date immediately following the first anniversary of the Effective Date through the second anniversary of the Effective Date, the redemption price shall equal 130% of the Adjusted Issuance Price, plus any and all declared or accumulated but unpaid dividends; (c) from the date immediately following the second anniversary of the Effective Date through the third anniversary of the Effective Date, the redemption price shall equal 125% of the Adjusted Issuance Price, plus any and all declared or accumulated but unpaid dividends; and (d) from the date immediately following the third anniversary of the Effective Date for so long as any Series C Preferred Stock remains outstanding, the redemption price shall equal 120% of the Adjusted Issuance Price. The preferred stock also carries a liquidation preference over the common stock equal to the Adjusted Issuance Price and any accrued but unpaid dividends.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Subject to the preference in dividend rights of any series of preferred stock which we may issue in the future, the holders of common stock are entitled to receive such cash dividends, if any, as may be declared by our Board of Directors out of legally available funds, which consist of our retained earnings or current earnings. Upon liquidation, dissolution or winding up, after payment of all debts and liabilities and after payment of the liquidation preferences of any shares of preferred stock then outstanding, the holders of the common stock will be entitled to all assets that are legally available for distribution.

Other than the rights described above, the holders of common stock have no preemptive subscription, redemption, sinking fund or conversion rights and are not subject to further calls or assessments. The rights and preferences of holders of common stock will be subject to the rights of any series of preferred stock which we may issue in the future.

Transfer Agent, Warrant Agent and Registrar

Our transfer agent and registrar for our common stock and the warrant agent for our warrants is American Stock Transfer & Trust Company, New York, New York.

UNDERWRITING

The underwriters named below have entered into an underwriting agreement with respect to the units being offered in connection with this offering. In connection with this offering and subject to certain conditions, the underwriters named below have agreed to purchase, and we have agreed to sell, 1,120,000 units at the price set forth on the cover page of this prospectus, each unit consisting of two shares of common stock and one warrant to purchase one share of common stock, in accordance with the following table:

Underwriter	Number of Units

Paulson Investment Company, Inc.

Total	1,120,000

Information regarding the aforementioned underwriters (including that relating to licensing, registration and disciplinary actions, if any) may be retrieved from state securities regulators who use the Central Registration Depository (CRD) system.

Nature of the Underwriting Commitment

The underwriting agreement between the underwriters and us provides that the underwriters are committed to purchase the 1,120,000 units offered by this prospectus if any units are purchased. This commitment does not apply to 168,000 units subject to the over-allotment option granted by us to the underwriters to purchase additional units in this offering. The underwriting agreement also provides that the obligations of the several underwriters to pay for and accept delivery of the units are subject to the approval of certain legal matters by counsel and certain other conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement shall be in effect and that no proceedings for such purpose have been instituted or threatened by the Securities and Exchange Commission.

Conduct of the Offering

We have been advised by Paulson Investment Company, Inc. that the underwriters propose to offer the units to be sold in this offering directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers at that price less a concession of not more than $     per unit. The underwriters may allow, and those dealers may reallow, a concession not in excess of $     per unit to certain other dealers. After the units are released for sale to the public, the underwriters may change the offering price and other selling terms from time to time. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The initial public offering price of the units will be determined by negotiations between us and Paulson Investment Company, Inc., the representative of the underwriters.

The underwriters have informed us that they will not confirm sales of units offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Over-allotment Option

Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable once during a period of 30 days from the date of this prospectus, to purchase up to an additional 168,000 units on the same terms as the other units being purchased by the underwriters from us. The underwriters may exercise the option solely to cover over-allotments, if any, in the sale of the units that the underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discounts and proceeds to us before offering expenses will be $ , $ and $ , respectively.

Offering Discounts

The following table shows the per unit and total underwriting discounts to be paid by us to the underwriters. These amounts are shown assuming no exercise and full exercise, respectively, of the underwriters' over-allotment option described above:

	Per Unit	Total without Over-Allotment Option	Total with Over-Allotment Option
Total underwriting discount to be paid by us	$	$	$

Expense Allowance

We have agreed to pay to Paulson Investment Company, Inc. a non-accountable expense allowance equal to three percent of the aggregate public offering price of the units sold by us in this offering, including units sold on exercise of the underwriters' over-allotment option.

Representative's Warrants

On completion of this offering, we will issue to the representative of the underwriters warrants to purchase up to 112,000 units, for a price of per unit equal to 120% of the initial offering price of the units. The representative's warrants will be exercisable for units at any time beginning 180 days after the effective date of this offering, and will expire on the fifth anniversary of the effective date. However, neither the representative's warrants nor the underlying securities may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering, except to any member participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the 180-day lock-up restriction for the remainder of the time period.

The holder of these warrants will have, in that capacity, no voting, dividend or other stockholder rights. Any profit realized on the sale of the units issuable upon exercise of these warrants may be deemed to be additional underwriting compensation. The securities underlying these warrants are being registered pursuant to the registration statement of which this prospectus is a part. During the term of these warrants, the holder thereof is given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time at which these warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Lock-up Agreements

Our officers and directors have agreed that for a period of six months from the date this registration statement becomes effective, they will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any of our securities that are substantially similar to our common stock, or any securities convertible into or exercisable or exchangeable for common stock, without the prior consent of Paulson Investment Company, Inc., as the representative of the underwriters. Paulson Investment Company, Inc. may consent to an early release from the six-month lock-up period. Currently, there are no agreements by Paulson to release any of the securities from the lock-up agreements.

Stabilization and Other Transactions

The rules of the SEC generally prohibit the underwriters from trading in our securities on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over- allotments, syndicate covering transactions and penalty bids.

  stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress;

  short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our units than it purchases from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above or may engage in syndicate covering transaction; there is no contractual limit on the size of any syndicate covering transaction; the underwriters will deliver a prospectus in connection with any such short sales; purchasers of units sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement;

  syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters; and

  a penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by the underwriter was later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the Nasdaq SmallCap Market or otherwise.

Expenses

The following table sets forth an itemization of all expenses we will pay in connection with the issuance and distribution of the securities being registered. Except for the SEC registration fee and NASD filing fee, the amounts listed below are estimates:

Nature of Expense	Amount
SEC registration fee		$2,619
Underwriters' non-accountable expense allowance		302,400
NASD filing fee		2,725
Nasdaq SmallCap listing fee
Accounting fees and expenses
Legal fees and expenses
Printing and related expenses
Blue Sky fees and expenses
Transfer agent fees and expenses
Miscellaneous expenses
Total	$

LEGAL MATTERS

The validity of the issuance of the shares that we offer will be passed upon for the Company by Wickersham & Murphy, a Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Holland & Knight, LLP, Portland, Oregon. The profit sharing plan maintained for the employees of Wickersham & Murphy holds an aggregate of 593 shares of the Company's common stock.

EXPERTS

The consolidated financial statements of Digital Video Systems, Inc. incorporated in this prospectus by reference to the Annual Report on Forms 10-K and 10-K/A for the fiscal year ended December 31, 2003 have been audited by Burr, Pilger & Mayer LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-2 with the Securities and Exchange Commission with respect to the units offered by this prospectus. This prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. For further information with respect to us and the units, you should refer to the registration statement and the accompanying exhibits and schedules. Statements in this prospectus regarding the contents of contracts or other documents are not necessarily complete. In each instance you should refer to the copy of the contract or other document filed as an exhibit to the registration statement. Statements in this prospectus about these contracts and documents are qualified by reference to the exhibits.

We also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read our SEC filings, including the registration statement, over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W. Washington, DC 20549 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq SmallCap Market at 1735 K Street, N.W., Washington, D.C. 20006. For further information on obtaining copies of our public filings at the Nasdaq SmallCap Market, you should call (212) 656-5060.

INFORMATION INCORPORATED BY REFERENCE

We incorporate by reference the documents listed below:

  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on April 14, 2004, as amended by Amendment No. 1 filed, on April 29, 2004.
  Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, filed on May 17, 2004.
  Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, filed on August 16, 2004.
  Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 19, 2004.
  Our Definitive Proxy Statement, filed on October 22, 2004.
  Our Current Report on Form 8-K, filed on May 11, 2004.
  Our Current Report on Form 8-K, filed on May 18, 2004.
  Our Current Report on Form 8-K, filed on July 19, 2004.
  Our Current Report on Form 8-K, filed on August 17, 2004.
  Our Current Report on Form 8-K, filed on August 26, 2004.
  Our Current Report on Form 8-K, filed on August 30, 2004.
  Our Current Report on Form 8-K, filed on September 16, 2004.
  Our Current Report on Form 8-K, filed on September 24, 2004.
  Our Current Report on Form 8-K, filed on October 6, 2004.
  Our Current Report on Form 8-K, filed on October 27, 2004.
  Our Current Report on Form 8-K, filed on November 22, 2004.
  Our Current Report on Form 8-K, filed on December 13, 2004.
  Our Current Report on Form 8-K, filed on December 30, 2004.
  Our Current Report on Form 8-K, filed on January 12, 2005.
  Our Current Report on Form 8-K, filed on January 28, 2005.
  Our Current Report on Form 8-K, filed on February 9, 2005.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or any other subsequently filed document that is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company shall cause to be furnished without charge to each person, including any beneficial owner, to whom the Prospectus is delivered, upon written or oral request of such person, a copy of any documents described above, other than certain exhibits to such documents. Requests should be addressed to:

Digital Video Systems Inc.
Investor Relations
Cambridge Avenue, Suite 110
Palo Alto, CA 94306
Telephone (650) 322-8108

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING".

1,120,000 Units

DIGITAL VIDEO SYSTEMS, INC.

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PROSPECTUS

__________________

PAULSON INVESTMENT COMPANY, INC.

, 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

To be paid by the Registrant

SEC registration fee	$ 2,619
NASD filing fee	2,725
Nasdaq SmallCap Market application fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*
Total	$ *

_________________

*To be filed by amendment

Item 15. Indemnification of Directors and Officers

The General Corporation Law of the State of Delaware (the "General Corporation Law") provides for the indemnification of directors, officers, employees and other agents of the corporation under certain circumstances as set forth in Section 145. This section permits a corporation to indemnify its agents, typically directors and officers, for expenses incurred or settlements or judgments paid in connection with certain legal proceedings. Only those legal proceedings arising out of such persons' actions as agents of the corporation may be grounds for indemnification.

Whether or not indemnification may be paid in a particular case depends upon whether the agent wins, loses or settles the suit and upon whether a third party or the corporation itself is the plaintiff. The section provides for mandatory indemnification, no matter who the plaintiff is, when an agent is successful on the merits of a suit. In all other cases, indemnification is permissive.

If the agent loses or settles a suit brought by a third party, he or she may be indemnified for expenses incurred and settlements or judgments paid. Such indemnification may be authorized upon a finding that the agent acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation.

If the agent loses or settles a suit brought by or on behalf of the corporation, his or her right to indemnification is more limited. If he or she is adjudged liable to the corporation, the court in which such proceeding was held must determine whether it would be fair and reasonable to indemnify him or her for expenses which such court shall determine. If the agent settles such a suit with court approval, he or she may be indemnified for expenses incurred in connection with the defense and settlement of the suit, upon a finding that the agent acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and its stockholders.

Under Section 145, the indemnification discussed above may be authorized by a majority vote of the disinterested directors or stockholders (the person to be indemnified is excluded from voting his or her shares) or the court in which the proceeding was brought.

Under Section 145, a corporation may authorize, by by-law, agreement or otherwise, the indemnification of its agents in excess of that expressly permitted by Section 145. The Registrant's By-laws provide that indemnification shall be mandatory in all cases where it is permitted by Section 145.

Section 102(b) of the General Corporation Law permits corporations to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the fiduciary duty as a director. The Registrant's Certificate of Incorporation provides for elimination of personal liability of directors for breach of fiduciary duty as a director except for the following: (i) for any breach of such director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the General Corporation Law; or (iv) for any transaction from which such director derived an improper personal benefit. The Registrant's Certificate of Incorporation further provides that modification or repeal of this provision may not affect the elimination of liability therein provided with respect to a director's personal liability for any act or omission that occurs prior to such modification or repeal.

Finally, a corporation has the power to purchase indemnity insurance for its agents, even if it would not have the power to indemnify them. The Registrant has purchased such insurance.

Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 16. Exhibits

Exhibit No.	Description
1.1	Form of Underwriting Agreement+
3.1	Amended and Restated Certificate of Incorporation of the Company+
3.2	Certificate of Designations of 8% Series C Convertible Preferred Stock+
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation+
3.4	By-laws of the Company+
4.1	Specimen Common Stock Certificate+
4.2	Form of Warrant+
4.3	Form of Unit Certificate+
4.4	Form of Warrant Agreement between the Registrant and American Stock Transfer & Trust Company+
4.5	Form of Representative's Purchase Warrant+
5.1	Opinion of Wickersham & Murphy, a Professional Corporation+
10.1	Form of Indemnity Agreement with the Registrant's Officers and Directors(1)
10.2	Form of Series C Stock Purchase Agreement among the Registrant and the Purchasers of 8% Series C Convertible(2)
10.3	Form of Registration Rights Agreement between the Registrant and the Series C Preferred Stockholders(2)
10.4	Share Exchange Agreement between the Registrant and Oxcal Venture Fund, LP, dated as of September 30, 2004(3)
10.5	2002 Stock Plan(4)
10.6	2002 Director Option Plan(4)
10.7	Form of Class A Warrant(2)
10.8	Form of Class B Warrant(2)
10.9	Technology License Agreement between the Registrant and EnMedia, Inc.(5)
10.10	Credit Agreement between DVS Korea Co., Ltd. and Woori Bank+
10.11	Revolving Line of Credit Agreement between DVS Korea Co., Ltd. and Hana Bank+
10.12	Credit Agreement between DVS Korea Co., Ltd. and Korean Exchange Bank+
10.13	Credit Agreement between DVS Korea Co., Ltd. and Korean Development Bank+
10.14	Sales Agreement between DVS Korea Co., Ltd. and Visteon Corporation+
21.1	Subsidiaries of the Registrant
23.1	Consent of Wickersham & Murphy, P.C. (included in Exhibit 5.1)
23.2	Consent of Burr, Pilger & Mayer LLP, independent registered public accounting firm

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+ To be filed by amendment.

(1) Incorporated by reference from the Company's Registration Statement on Form SB-2 (Registration No. 333-2228), as filed with the Commission on March 8, 1996.

(2) Incorporated by reference from Registrant's Current Report on Form 8- K, as filed with the Commission on September 20, 2004.

(3) Incorporated by reference from Registrant's Current Report on Form 8- K, as filed with the Commission on September 30, 2004.

(4) Incorporated by reference from Registrant's Form S-8 Registration Statement (File No. 333-103243), as filed with the Commission on February 14, 2003.

(5) Incorporated by reference from Registrant's Quarterly Report on Form 10-Q for the Period Ended June 30, 2004, as filed with the Commission on August 16, 2004.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act);

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post- effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

(5) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, ad the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934;and to deliver or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

In addition, the undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 11th day of February, 2005.

DIGITAL VIDEO SYSTEMS, INC.

By: /s/ Thomas A. Spanier
Thomas A. Spanier
Chairman and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Digital Video Systems, Inc., do hereby constitute and appoint Thomas A. Spanier and A. John Murphy or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas A. Spanier Thomas A. Spanier	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	February 11, 2005

/s/ Douglas T. Watson Douglas T. Watson	President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	February 11, 2005

/s/ John M. Fuller John M. Fuller	Director	February 11, 2005

/s/ Peter G. Hanelt Peter G. Hanelt	Director	February 11, 2005

/s/ Thomas J. Parilla Thomas J. Parilla	Director	February 11, 2005